RECEIVED

2006 JUN 12 P 12: 19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tractebel Energia
SUEZ

Florianópolis, June 1st, 2006.

CE DF-0015/2006

06014262

SUPPL

SUPPL

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commissio
450 Fifty Street N. W., Mail Stop 3 - 2
Washington, D.C. 20549 USA

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

Gentleman,

We are enclosing a copy of the Tractebel Energia's Yearly Information Form of 2005, which was prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Sincerely,

Marc Verstraete
Diretor Financeiro e de Relações com Investidores

PROCESSED
JUN 15 2006
THOMSON
FINANCIAL

cc.: Juliana Dager
The Bank Of New York

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
017329	TRACTEBEL ENERGIA S.A.	02474103000119

4 - DENOMINAÇÃO COMERCIAL
TRACTEBEL ENERGIA
5 - DENOMINAÇÃO SOCIAL ANTERIOR
CENTRAIS GERADORAS DO SUL DO BRASIL.S.A.
6 - NIRE
42300024384
7 - SITE
www.tractebelenergia.com.br

01.02 - SEDE

1 - ENDEREÇO COMPLETO	2 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366	CENTRO

3 - CEP	4 - MUNICÍPIO	5 - UF
88015-110	FLORIANÓPOLIS	SC

6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	3221-7316	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
048	3221-7166	-	-	

15 - E-MAIL
previtali@tractebelenergia.com.br

01.03 - DEPARTAMENTO DE ACIONISTAS

ATENDIMENTO NA EMPRESA

1 - NOME
ANTONIO PREVITALI JR
2 - CARGO
GERENTE DE RELAÇÕES COM INVESTIDORES

3 - ENDEREÇO COMPLETO	4 - BAIRRO OU DISTRITO
RUA ANTÔNIO DIB MUSSI, 366	CENTRO

5 - CEP	6 - MUNICÍPIO	7 - UF
88015-110	FLORIANÓPOLIS	SC

8 - DDD	9 - TELEFONE	10 - TELEFONE	11 - TELEFONE	12 - TELEX
48	3221-7316	-	-	
13 - DDD	14 - FAX	15 - FAX	16 - FAX	
48	3221-7166	-	-	

17 - E-MAIL
previtali@tractebelenergia.com.br

AGENTE EMISSOR / INSTITUIÇÃO FINANCEIRA DEPOSITÁRIA

18 - NOME
BANCO ITAÚ S.A.
19 - CONTATO
LUIZ LOUREIRO

20 - ENDEREÇO COMPLETO	21 - BAIRRO OU DISTRITO
AV. ENG. ARMANDO DE ARRUDA PEREIRA, 707 - 9º ANDAR	CONCEIÇÃO

22 - CEP	23 - MUNICÍPIO	24 - UF
04344-902	SÃO PAULO	SP

25 - DDD	26 - TELEFONE	27 - TELEFONE	28 - TELEFONE	29 - TELEX
11	5029-1812	-	-	
30 - DDD	31 - FAX	32 - FAX	33 - FAX	
	-	-	-	

34 - E-MAIL
luiz.loureiro@itau.com.br

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

OUTROS LOCAIS DE ATENDIMENTO A ACIONISTAS

35 - ITEM	36 - MUNICÍPIO	37- UF	38 - DDD	39 - TELEFONE	40 - TELEFONE
01	Rio de Janeiro	RJ	21	2508-8086	2202-2593
02	São Paulo	SP	11	3247-3139	3247-3138
03	Belo Horizonte	MG	31	3249-3524	3249-3534
04	Porto Alegre	RS	51	3210-9150	3210-9151

01.04 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
MARC VERSTRAETE				
2 - ENDEREÇO COMPLETO RUA: ANTÔNIO DIB MUSSI, Nº 366			3 - BAIRRO OU DISTRITO CENTRO	
4 - CEP 88015-110	5 - MUNICÍPIO FLORIANÓPOLIS			6 - UF SC
7 - DDD 048	8 - TELEFONE 3221-7060	9 - TELEFONE -	10 - TELEFONE -	11 - TELEX
12 - DDD 048	13 - FAX 3221-7002	14 - FAX -	15 - FAX -	
16 - E-MAIL marc@tractebelenergia.com.br				
17 - DIRETOR BRASILEIRO NÃO	18 - CPF 009.031.889-70	18 - PASSAPORTE EB 796635/2345		

01.05 - REFERÊNCIA / AUDITOR

1 - DATA DE INÍCIO DO ÚLTIMO EXERCÍCIO SOCIAL	2 - DATA DE TÉRMINO DO ÚLTIMO EXERCÍCIO SOCIAL
01/01/2005	31/12/2005

3 - DATA DE INÍCIO DO EXERCÍCIO SOCIAL EM CURSO	4 - DATA DE TÉRMINO DO EXERCÍCIO SOCIAL EM CURSO
01/01/2006	31/12/2006
5 - NOME/RAZÃO SOCIAL DO AUDITOR BDO TREVISAN AUDITORES INDEPENDENTES	6 - CÓDIGO CVM 00210-0
7 - NOME DO RESPONSÁVEL TÉCNICO PAULO RICARDO PINTO ALANIZ	8 - CPF DO RESP. TÉCNICO 369.375.330-04

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - BOLSA DE VALORES ONDE POSSUI REGISTRO

	BVBAAL		BVMESB		BVPR		BVRJ		BVST
	BVES		BVPP		BVRG	X	BOVESPA		

2 - MERCADO DE NEGOCIAÇÃO Bolsa	
3 - TIPO DE SITUAÇÃO Operacional	
4 - CÓDIGO DE ATIVIDADE 1120 - Energia Elétrica	
5 - ATIVIDADE PRINCIPAL GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA	6 - AÇÕES PREF. COM CLASSES NÃO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.07 - CONTROLE ACIONÁRIO / VALORES MOBILIÁRIOS

1 - NATUREZA DO CONTROLE ACIONÁRIO

Privada Nacional

2 - VALORES MOBILIÁRIOS EMITIDOS PELA CIA.

X	Ações		Certificado de Recebíveis Imobiliários (CRI)
	Debêntures Conversíveis em Ações		Notas Promissórias (NP)
	Ações Resgatáveis		BDR
	Partes Beneficiárias		Outros
X	Debêntures Simples		DESCRIÇÃO
	Bônus de Subscrição		
	Certificado de Investimento Coletivo (CIC)		

01.08 - PUBLICAÇÕES DE DOCUMENTOS

1 - AVISO AOS ACIONISTAS SOBRE DISPONIBILIDADE DAS DFs.	2 - ATA DA AGO QUE APROVOU AS DFs.
21/03/2006	
3 - CONVOCAÇÃO DA AGO PARA APROVAÇÃO DAS DFs.	4 - PUBLICAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS
11/04/2006	28/03/2006

01.09 - JORNAIS ONDE A CIA. DIVULGA INFORMAÇÕES

1 - ITEM	2 - TÍTULO DO JORNAL	3 - UF
01	DIÁRIO CATARINENSE	SC
02	DIÁRIO OFICIAL DO ESTADO DE SC	SC
03	VALOR ECONÔMICO	SP

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
25/05/2006	

Marc Verstraete
Diretor Financeiro e de Relações com Investidores

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01.01 - COMPOSIÇÃO ATUAL DO CONSELHO DE ADMINISTRAÇÃO E DIRETORIA

1 - ITEM	2 - NOME DO ADMINISTRADOR	3 - CPF	4 - DATA DA ELEIÇÃO	5 - PRAZO DO MANDATO	6 - CÓDIGO TIPO DO ADMINISTRADOR *	7 - ELEITO P/ CONTROLADOR	8 - CARGO /FUNÇÃO	7 - FUNÇÃO
01	MAURÍCIO STOLLE BÄHR	748.528.847-49	26/04/2006	2 ANOS	2	SIM	20	Presidente do Conselho de Administração
02	JAN FRANCISCUS MARÍA FLACHET	059.308.257-50	26/04/2006	2 ANOS	2	SIM	21	Vice Presidente Cons. de Administração
03	MANOEL ARLINDO ZARONI TORRES	115.116.056-34	26/04/2006	2 ANOS	3	SIM	33	Conselheiro(Efetivo) e Dir. Presidente
04	VICTOR-FRANK DE PAULA ROSA PARANHOS	098.414.907-49	26/04/2006	2 ANOS	2	SIM	22	Conselho de Administração (Efetivo)
05	DIRK BEEUWSAERT	999.999.999-99	26/04/2006	2 ANOS	2	SIM	22	Conselho de Administração (Efetivo)
06	PIERRE MICHEL PHILIPPE CHAREYRE	999.999.999-99	26/04/2006	2 ANOS	2	SIM	22	Conselho de Administração (Efetivo)
07	LUIZ ANTÔNIO BARBOSA	343.757.249-00	26/04/2006	2 ANOS	2	NÃO	22	Conselho de Administração (Efetivo)
08	JOSÉ PAIS RANGEL	239.775.667-68	26/04/2006	2 ANOS	2	NÃO	22	Conselho de Administração (Efetivo)
09	ANTONIO ALBERTO GOUVÊA	338.907.227-68	26/04/2006	2 ANOS	2	NÃO	22	Conselho de Administração (Efetivo)
10	PATRICK CHARLES CLEMENT OBYN	009.113.629-67	26/04/2006	2 ANOS	2	SIM	23	Conselho de Administração (Suplente)
11	LUIZ EDUARDO SIMÕES VIANA	465.817.407-30	26/04/2006	2 ANOS	2	SIM	23	Conselho de Administração (Suplente)
12	ALEXANDRE JEAN KEISSER	999.999.999-99	26/04/2006	2 ANOS	2	SIM	23	Conselho de Administração (Suplente)
13	MANOEL FRANÇOIS COLCOMBERT	999.999.999-99	26/04/2006	2 ANOS	2	SIM	23	Conselho de Administração (Suplente)
14	GIL DE METHODIO MARANHÃO NETO	734.574.937-15	26/04/2006	2 ANOS	2	SIM	23	Conselho de Administração (Suplente)
15	JOSE CARLOS CAUDURO MINUZZO	199.412.420-20	26/04/2006	2 ANOS	3	SIM	39	Cons. Suplente/Dir. Produção de Energia
16	ALTAIR MOREIRA DE SOUZA	027.850.998-34	26/04/2006	2 ANOS	2	NÃO	23	Conselho de Administração (Suplente)
17	LUIZ LEONARDO CANTIDIANO V. RIBEIRO	312.769.037-15	26/04/2006	2 ANOS	2	NÃO	23	Conselho de Administração (Suplente)
18	ANGELO RABELO DA SILVA	343.308.369-04	26/04/2006	2 ANOS	2	NÃO	23	Conselho de Administração (Suplente)
19	MARC VERSTRAETE	009.031.889-70	30/04/2004	3 ANOS	1		12	Diretor de Relações com Investidores
20	MIROEL MAKIOLKE WOLOWSKI	257.380.469-00	30/04/2004	3 ANOS	1		19	Dir. Comerc. e Neg./Dir. Impl. Projetos

* CÓDIGO: 1 - PERTENCE APENAS À DIRETORIA;
2 - PERTENCE APENAS AO CONSELHO DE ADMINISTRAÇÃO;
3 - PERTENCE À DIRETORIA E AO CONSELHO DE ADMINISTRAÇÃO.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01.01 - COMPOSIÇÃO ATUAL DO CONSELHO DE ADMINISTRAÇÃO E DIRETORIA

1 - ITEM	2 - NOME DO ADMINISTRADOR	3 - CPF	4 - DATA DA ELEIÇÃO	5 - PRAZO DO MANDATO	6 - CÓDIGO TIPO DO ADMINISTRADOR *	7 - ELEITO P/ CONTROLADOR	8 - CARGO /FUNÇÃO	7 - FUNÇÃO
21	MARCO ANTONIO AMARAL SURECK	200.638.909-25	30/04/2004	3 ANOS	1		19	Diretor de Planejamento e Controle
22	LUCIANO FLÁVIO ANDRIANI	375.647.309-00	30/04/2004	3 ANOS	1		19	Diretor Administrativo

* CÓDIGO:
1 - PERTENCE APENAS À DIRETORIA;
2 - PERTENCE APENAS AO CONSELHO DE ADMINISTRAÇÃO;
3 - PERTENCE À DIRETORIA E AO CONSELHO DE ADMINISTRAÇÃO.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01.02 - COMPOSIÇÃO ATUAL DO CONSELHO FISCAL

1 - CONSELHO FISCAL INSTALADO	2 - PERMANENTE
SIM	NÃO

3 - ITEM	4 - NOME DO CONSELHEIRO	5 - CPF	6 - DATA DA ELEIÇÃO	7 - PRAZO DO MANDATO	8 - CARGO /FUNÇÃO	9 - FUNÇÃO
01	NEWTON DE LIMA AZEVEDO JÚNIOR	610.185.388-87	26/04/2006	01 ANO	40	PRES. C.F.ELEITO P/CONTROLADOR
02	CARLA CARVALHO DE CARVALHO	863.499.377-91	26/04/2006	01 ANO	43	C.F.(EFETIVO)ELEITO P/CONTROLADOR
03	MANOEL EDUARDO LIMA LOPES	046.227.237-00	26/04/2006	01 ANO	45	C.F.(EFETIVO)ELEITO P/MINOR.ORDINARISTAS
04	AILTON PINTO SIQUEIRA	006.936.346-34	26/04/2006	01 ANO	48	C.F.(SUPLENT)ELEITO P/MINOR.ORDINARISTAS
05	MANOEL EDUARDO BOUZAN DE ALMEIDA	269.006.377-87	26/04/2006	01 ANO	46	C.F.(SUPLENT)ELEITO P/CONTROLADOR
06	FLÁVIO MARQUES LISBOA CAMPOS	118.388.096-00	26/04/2006	01 ANO	46	C.F.(SUPLENT)ELEITO P/CONTROLADOR

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

MAURÍCIO STOLLE BÄHR
Presidente do Conselho de Administração

Nascido em 17.09.1957. Engenheiro Mecânico - Universidade Gama Filho - RJ. Analista de Sistemas - Pontifícia Universidade Católica - PUC - RJ. Master of Business Administration - MBA - CoppeAd - Universidade Federal do Rio de Janeiro - UFRJ - Corporate Finance - Berkeley University - USA.

Diretor Financeiro da Serra da Mesa Energia S.A., no ano de 1997. Diretor Financeiro da Nacional Energética S.A. de 1994 a 1997. Membro do Conselho de Administração da Iven S.A. de 1996 a 1997. Atualmente é Diretor Presidente da Suez Energy Brasil Ltda, Diretor da Suez Energy South America Participações Ltda e Representante Geral da Suez no Brasil.

JAN FRANCISCUS MARÍA FLACHET
Vice-Presidente do Conselho de Administração

Nascido em 06.03.1956. Engenheiro Eletromecânico, formado pela Universidade Católica de Louvain, em 1979. É master em administração pelo Instituto de Administração e Gestão da UCL e participou do CEDEP, General Management Program associado ao INSEAD, em Fontainebleau.

Desenvolveu diversas atividades nas áreas de operação e desenvolvimento dentro do Grupo Tractebel, iniciando sua carreira em 1979 na Unerg como Chefe do Departamento de Operações, em Brabant. De 1990 a 1996, trabalhou na Electrabel como Gerente Geral de distribuição de energia elétrica para os municípios flamengos dos arredores de Bruxelas. Em 1996 assumiu o cargo de Gerente Geral da Litoral Gás, na Argentina e em 1999 passou a exercer o cargo de Vice Presidente Sênior de Operações de Distribuição e Comércio na Tractebel EGI. Em 2001 assumiu o cargo de Vice Presidente Executivo para Desenvolvimento de Negócios na América do Sul. Atualmente exerce o cargo de Gerente Regional para a América do Sul e é Diretor Presidente da Suez Energy South America Participações Ltda.

MANOEL ARLINDO ZARONI TORRES
Membro do Conselho de Administração e Diretor Presidente

Nascido em 18.12.1949. Engenheiro Eletricista - Escola Federal de Engenharia de Itajubá. Programa de Gerenciamento – CEDEP – Fonntainebleau/França.

Trabalhou em FURNAS como Chefe de Divisão de Transmissão de Ivaiporã, como responsável pelo Departamento de Produção do Paraná e posteriormente como Superintendente de Produção Sul. A partir de 1992 atuou como Superintendente de Operação no Sistema de FURNAS, com responsabilidade pelas atividades relacionadas à comercialização de energia.

Atuou como representante de FURNAS no GCOI - Grupo Coordenador para Operação Interligada, na Comissão Mista de Operação da Usina de Itaipu e no COESE - Comitê de Operação das Empresas do Sistema ELETROBRÁS , como coordenador do Subcomitê de Operação.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

Participou da elaboração da Lei 8631/93 e Decreto 774/93 da negociação dos contratos de suprimento de energia de FURNAS.

Teve participação na elaboração da Portaria DNAEE nº 337/94 que regulamentou o Decreto 1009/93 que criou o SINTREL - Sistema Nacional de Transmissão de Energia Elétrica.

Integrou a Comissão Organizadora da Usina de Serra da Mesa, como representante da Diretoria de Produção de FURNAS. Atuou junto à Secretaria de Energia, do MME no projeto RE-SEB. Foi Diretor de Produção de Energia da GERASUL. É membro do Conselho de Administração do Operador Nacional do Sistema Elétrico – ONS e da Câmara de Comercialização de Energia Elétrica – CEEE. Atualmente exerce também a função de Diretor Presidente da Companhia Energética Meridional – CEM.

VICTOR FRANK DE PAULA ROSA PARANHOS
Membro do Conselho de Administração

Nascido em 17.10.1946. Engenheiro Mecânico - Universidade Católica de Petrópolis. Economista - Instituto Metodista Bennett. Atuário - Sociedade Universitária Augusto Motta - SUAM.

Engenheiro residente na Sociedade Técnica de Engenharia e Representação - STER. Diretor da Corretora de Títulos e Valores Mobiliários Paulo Williansems. Diretor Superintendente do Fundo de Pensão do Montreal Bank, do Banco Nacional e Presidente da Nacional Energética S.A. (responsável pela construção da Usina Hidrelétrica Serra da Mesa). Exerceu o cargo de Diretor Presidente da Companhia Energética Meridional - CEM, empresa responsável pela construção da Usina Hidrelétrica Cana Brava - 450 MW, até junho de 2002. É Diretor da Companhia Energética São Salvador – CESS.

DIRK BEEUWSAERT
Membro do Conselho de Administração

Nascido em 14.01.1948. Engenheiro Mecânico e Eletricista – Universidade de Gent. Programa de Gerenciamento – CEDEP – Fonntainebleau/França.

Membro da Diretoria Executiva da Tractebel Sociètè Anonyme. Membro do Comitê Estratégico da Electrabel Sociètè Anonyme. Membro do Conselho de Administração e Presidente da Tractebel Inc. e Membro do Conselho de Administração da Tractebel North America. Diretor da Thai Cogeneration Co., Diretor da Nong Khae Cogeneration Co. e Diretor da Samutprakarn Cogeneration Co. Membro do Conselho da Vlerick Management School Leuven-Gent e Membro do Conselho de Consultores da University of Gent e Membro do Conselho da Faculty of Applied Sciences. Presidente da Tractebel Electricity & Gas International.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

PIERRE MICHEL PHILIPPE CHAREYRE
Membro do Conselho de Administração

Nascido em 08.12.1956. Formado pelo Institut d'Etudes Politiques de Paris. Master em Direito pela Universidade de Paris.

Pierre, que tem dupla nacionalidade, suíça e francesa, começou suas atividades profissionais no Midland Bank, na França, e posteriormente no Reino Unido. Em 1988 ele veio à Bélgica e ingressou no grupo Société Générale de Belgique. Em 1989, foi CFO da Sogem, Grupo Union Minière, atualmente Unicore, e em 1993, CEO da mesma. De 1997 a 2001, Pierre foi CFO da REXEL (membro do Grupo PPR), antes de voltar novamente ao Grupo Suez como Vice Presidente Senior de Finanças da Suez Environnement.

JOSÉ PAIS RANGEL
Membro do Conselho de Administração

Nascido em 09.09.1940. Advogado. Bacharel em Direito pela Faculdade Cândido Mendes-1973. Licenciatura em Direito e Legislação/Habilitação de Magistério pela Faculdade Niteroiense de Formação de Professores / USAID-1977. Estágio no Departamento do Tesouro dos EUA / Bolsa de Valores de New York e Bolsa de Mercadorias de Chicago.

Funcionário de carreira do Banco do Brasil e Banco Central do Brasil no período de 1961 a 1991. Inspetor de Mercado de Capitais do BACEN em São Paulo. Supervisor de Fiscalização do Mercado de Capitais do BACEN em São Paulo e Rio de Janeiro. Chefe do Departamento da Dívida Pública do BACEN. Gerente de Operações de Mercado Aberto do BACEN. Coordenador do Projeto e implantador do Sistema SELIC no Mercado Financeiro Nacional. Fundador e Membro do Conselho de Curadores da CEBTRUS – Fundação Banco Central de Previdência Privada. Coordenador do Programa de Desestatização de empresas controladas pelo Banco Central do Brasil. Presidente do Conselho de Administração da Cia. América Fabril, Membro do Conselho de Administração da Cia. Fábrica de Tecidos Dona Isabel. Assessor da Comissão Especial de Desestatização da SEPLAN (Presidência da República). Presidente da Cia. Nacional de Tecidos Nova América. Liquidante das seguintes empresas estatais: DIGIBRÁS – Empresa Digital Brasileira S.A.; DIGIDATA – Eletrônica S.A.; PROEL – Processos Eletrônicos Ltda. Membro do Conselho de Administração da Dinâmica S.A., empresa subsidiária do Banco Clássico S.A.. Desde 1995 até a presente data alternando os cargos de Diretor Vice-Presidente e de Diretor-Presidente do Banco Clássico S.A. (cargo atual).

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

ANTONIO ALBERTO GOUVÊA
Membro do Conselho de Administração

Nascido em 31.08.1955. Formado em Direito pela Pontifícia Universidade Católica do Rio de Janeiro (tendo sido orador da turma). Curso de Pós-graduação em Administração de Empresas, pela Pontifícia Universidade Católica do Rio de Janeiro.

Sócio do Escritório de Advocacia Gouvêa Vieira, desde 1978. Membro do Conselho de Contribuintes do Estado do Rio de Janeiro, de 1982 a 1986. Participação em Conselhos de Administração: Como Presidente: BFB - Banco de Investimento S/A (Crédit Lyonnais) de 1988 a 1995; ACCE - Associação das Câmaras de Comércio Européias, de 1992 a 1996; e Câmara de Comércio França-Brasil do Rio de Janeiro, de 1994 a 1997. Como Membro: Banco de Desenvolvimento do Estado do Rio de Janeiro, de 1983 a 1986; Losango S.A. Crédito, Financiamento e Investimento, (UAP) Union des Assurances de Paris, de 1984 a 1987; Alcatel Telecomunicações S.A, de 1990 a 2002; Companhia Vidraria Santa Marina S.A. (Saint Gobain), de 1992 a 2003; Cia. Metropolitana (Holding da família Fontes Williams), desde 1995; Latapack S.A. (Associada a Ball Corporation - Metal Container), de 1995 a 2002; Elf Lubrificantes do Brasil, de 1996 a 2000; Eternit S.A., de 1996 a 2000; Leroy Merlin (Brasil), desde 1996; Telesp Celular Participações S.A., de 1998 a 2001; e Acesita S.A. (ARCELOR), desde 1999. Participação em Conselhos Consultivo: Como Presidente: Credit Lyonnais Financeira S.A. C.F.I., de 1998 a 2000; e Banco Calyon Brasil S.A.(Credit Agricole), desde 2000. Como Membro: Portugal Telecom (Brasil), desde 2003; Banco Privado Português, desde 2005. Participação em Conselho Fiscal: Como Membro: Cervejaria AMBEV, de 2000 a 2001. Participação em Diretorias: UCEA do Brasil (Elf-Aquitaine), de 1983 a 1985; Louis Vuitton do Brasil Indústria e Comércio Ltda., de 1989 a 1990; Administradora e Comercial Lagomar S.A. (Holding da família Moustier), desde 1992; Boa Esperança S.A. (Holding Gouvêa Vieira); e Campeão Participações (Lafarge), de 1983 a 2002. Diversos: Membro do Instituto dos Advogados do Brasil; Membro da Association Fiscale Internationale (Rotterdam, Hollande); Membro da Associação Brasileira de Direito Financeiro – ABDF; Membro do Young Presidents' Organization (YPO); Membro do Conselho de Administração da Sociedade Francesa e Brasileira de Ensino (Lycée Molière), desde 1995; Membro do Instituto Brasileiro de Governança Corporativa; Período de estudos na França (1993) como convidado do Programa do Centro de Análise e Previsão do Ministério das Relações Exteriores; e Chevalier dans l'Ordre National du Merite, por Decreto do Presidente da República Francesa.

LUIZ ANTÔNIO BARBOSA
Membro do Conselho de Administração (representante dos empregados)

Nascido em 26.05.1956. Técnico de Manutenção de Usinas.

Diretor da Associação dos Empregados da ELETROSUL - ASES. Delegado na Associação dos Profissionais da ELETROSUL - APROSUL. Diretor Financeiro do Sindicato dos Eletricitários do Sul do Estado de Santa Catarina - SINTRESC, a partir de 1993.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

PATRICK CHARLES CLEMENT OBYN
Membro do Conselho de Administração (Suplente)

Nascido em 28.07.1960 na Bélgica. Formado pela Faculdade de Direito da Universidade de Antuérpia, Bélgica.

Foi advogado da Union Carbide (indústria química) e do Grupo Alcatel (telecomunicações). Em 1995, ingressou no Grupo Suez-Tractebel como Assessor Sênior da Electricity and Gaz International. Desde 2002, exerce o cargo de General Counsel da Suez Energy South America Participações Ltda - SESA.

LUIZ EDUARDO SIMÕES VIANA
Membro do Conselho de Administração (Suplente)

Nascido em 03.04.1955. Economista, formado pela Faculdade de Ciências Políticas e Econômicas do Rio de Janeiro - 1985. MBA COPPEAD/UFRJ – 1998.

Trabalhou como economista da BNDES Participações S.A. - BNDESPAR entre setembro de 1980 a junho de 1991, sempre ligado à área de Mercado de Capitais. Foi Gerente de Underwriting do Banco Nacional S.A. entre setembro de 1991 e dezembro de 1995. Atuou como Superintendente de Relações Institucionais da Serra da Mesa Energia S.A. (Antiga Nacional Energética S.A.) entre janeiro de 1996 a maio de 1998. Atualmente trabalha como Diretor da Suez Energy South America Participações Ltda., empresa controladora da Tractebel Energia S.A. e Diretor da Itá Energética S.A. - ITASA sem designação específica exercendo cumulativamente as funções de Diretor de Relações com Investidores.

ALEXANDRE JEAN KEISSER
Membro do Conselho de Administração (Suplente)

Nascido em 14/03/70, na França. Formado em Engenharia Mecânica pela escola Superior de Engenheiros de Marseille, França. MBA de Finanças pela Columbia University, EUA.

Foi Engenheiro de Projetos da ELYO, Suez, França, de 1994 a 1995. Foi Diretor de Projetos da TRIGEN, New York, EUA, de 1996 a 1999, e em 2000, Diretor de Desenvolvimento de Negócios. De 2001 a 2003, foi Diretor de Fusões e Aquisições das empresas de energia da Suez Energy North América, New York e Houston, EUA. Atualmente é responsável pela Gestão de Finanças da Regional América do Sul do Grupo Suez, em Buenos Aires, Argentina.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

MANOEL FRANÇOIS COLCOMBERT
Membro do Conselho de Administração (Suplente)

Nascido em 1960. Tem dupla nacionalidade argentina e francesa. Formado em Engenharia Industrial, ITBA, Buenos Aires, em 1984 e MBA no IMD, Lausanne, Switzerland, 1990.

Atuou no setor de Energia na área de Gerenciamento geral, Comercial, Estratégia e Planejamento de Negócios. Atualmente é Vice Presidente Sênior Strategy & Portfolio Management da Regional América do Sul do Grupo Suez. É Conselheiro ou Membro do Comitê Estratégico de várias empresas do Grupo Suez na América do Sul.

GIL DE METHODIO MARANHÃO NETO
Membro do Conselho de Administração (Suplente)

Nascido em 18.01.1963. Engenheiro civil. MBA em finanças pelo IBMEC.

Atuou nas áreas de Mercado de Capitais (administração de fundos de ações e underwriting) e comercial (Fundos de Pensão) no Banco Nacional S.A.

Participou da criação da empresa Nacional Energética S.A. que foi a primeira produtora independente de energia do Brasil. Em 1994, a Nacional Energética conquistou junto a Furnas Centrais Elétricas S.A., através de processo competitivo, a primeira parceria entre os setores público e privado com o objetivo de concluir a construção de uma hidroelétrica inacabada - AHE Serra da Mesa, de 1.275 MW de capacidade instalada.

Responsável pela abertura do primeiro escritório e pelo início das atividades da Tractebel no Brasil em 1996, atuando como Gerente Delegado, Procurador, e Diretor de Desenvolvimento de Negócios. Organizou a participação da Tractebel. nos leilões de privatização da CERJ, CPFL, CEEE, Cachoeira Dourada, Enersul, CEG, Cesp-Paranapanema, Cesp-Tietê e GERASUL (hoje Tractebel Energia), além dos leilões de concessão das AHE Cana Brava, São Salvador e Estreito.

Trabalhou dois anos no início do processo de reorganização da Tractebel Energia (na época GERASUL) atuando em diversas áreas e missões, como Diretor de Investimentos, Diretor de Implementação de Projetos, Presidente Interino e Membro do Conselho de Administração. Durante esse período, foi responsável pela construção das usinas de Itá, Machadinho e William Arjona. Foi também responsável pela estruturação da área e equipe e pelo início das atividades da área de comercialização de energia da empresa.

Atualmente é responsável por Desenvolvimento de Negócios (expansão, via novos projetos e aquisições) e Comunicações, da Suez Energy Brasil, onde tem o cargo de Diretor.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

JOSÉ CARLOS CAUDURO MINUZZO
Membro do Conselho de Administração (Suplente) e Diretor de Produção de Energia

Nascido em 29.10.1951. Engenheiro Mecânico, formado pela PUC-RS.

Começou sua carreira profissional na ELETROSUL em 1976. Desempenhou suas atividades na área de Geração Térmica no Complexo Termelétrico Jorge Lacerda. Realizou estágios nas fábricas de turbinas a vapor da Ansaldo e Skoda, em 1984 e na fábrica da Nei Parsons, em 1987. Participou do grupo de manutenção do Instituto Brasileiro de Petróleo – IBP, de 1981 a 1987 e do grupo de manutenção de térmicas do GCOI de 1986 a 1998, sendo o coordenador do grupo de 1994 a 1998.

Gerenciou a Divisão de Engenharia e Manutenção de Térmicas até 1997 e, posteriormente, o Departamento de Geração Térmica até junho de 1999.

ALTAIR MOREIRA DE SOUZA
Membro do Conselho de Administração (Suplente)

Nascido em 07.08.1927. Concluiu seus estudos em Sorocaba-SP, onde nasceu, na área comercial em Ciências Contábeis e na área técnica Desenho Mecânico nível colegial.

Ocupa pelo terceiro mandato o cargo de Diretor do Banco Clássico, com o mandato atual até a A.G.O. de 2007, e é membro do Comitê de Auditoria do mesmo banco. Ocupa também o cargo de Diretor da Socal S.A. empresa de mineração pertencente ao mesmo grupo do Banco Clássico. Está ligado, também, há cerca de trinta anos, no ramo agropecuário.

LUIZ LEONARDO CANTIDIANO VARNIERI RIBEIRO
Membro do Conselho de Administração (Suplente)

Nascido em 13.03.1949. Formado em direito no ano de 1972, na então Universidade do Estado da Guanabara.

Desde dezembro de 1980 é sócio de Motta, Fernandes Rocha Advogados, com escritórios no Rio de Janeiro e em São Paulo. Atua preponderantemente nas áreas de direito societário e mercado de capitais, tendo assessorado a Bolsa de Valores de São Paulo na concepção e na implementação do Novo Mercado. Foi membro do Conselho de Administração da Bolsa de Valores do Rio de Janeiro e do Conselho de Administração do BNDESPAR - BNDES Participações S.A. Foi diretor da Comissão de Valores Mobiliários e membro do Conselho de Recursos do Sistema Financeiro Nacional.

Participa, atualmente, das seguintes entidades: (1) membro do Conselho Superior do IBMEC (Instituto Brasileiro de Mercado de Capitais); (2) membro do Conselho do Instituto Futuro Brasil; (3) árbitro da Câmara de Arbitragem do Mercado; (4) diretor do Instituto Brasileiro de Relações com Investidores, Seção do RJ; (5) membro do Conselho Consultivo da ABVACP – Associação Brasileira de Venture Capital e Private Equity; (6) membro do Conselho da ABRASCA – Associação Brasileira de Companhias Abertas; (7) Presidente em exercício do IBEF Rio.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

Tem diversos trabalhos publicados sobre direito societário e mercado de capitais, tendo feito palestras no Brasil e no exterior sobre tais assuntos. De 15 de julho de 2002 a 27 de maio de 2004 foi Presidente da Comissão de Valores Mobiliários. Também foi Presidente do COSRA – Council of Securities Regulators of the Américas.

ANGELO RABELO DA SILVA
Membro do Conselho de Administração (Suplente representante dos empregados)

Nascido em 15.08.1956. Curso Médio em Eletrotécnica, pela Escola Técnica Federal de Santa Catarina e Curso Superior de Ciências Econômicas – UNISUL.

Trabalha desde 1978 no Complexo Jorge Lacerda, nas empresas – ELETROSUL, GERASUL , hoje Tractebel Energia S.A.

MARC VERSTRAETE
Diretor Financeiro e de Relações com Investidores

Nascido em 22.04.1969. Economia e Ciências Econômicas Aplicadas – Catholic University of Louvain. Engenheiro Comercial – Catholic University of Louvain. Mestrado em Gestão de Negócios – International University of America.

Assistente Financeiro no ING Bank – Bélgica. Consultor Financeiro Sênior na Tractebel Sociètè Anonyme - Bélgica.

LUCIANO FLÁVIO ANDRIANI
Diretor Administrativo

Nascido em 12.01.1957. Administrador de Empresas – Universidade Federal de Santa Catarina – UFSC. Pós-graduação em Gestão do Desenvolvimento e Cooperação Internacional – Universidade Moderna de Lisboa.

Analista de Organização e Métodos na ELETROSUL. Gerente do Departamento de Patrimônio, Documentação, Transporte e Serviços da ELETROSUL. Gerente do Departamento de Recursos Humanos da ELETROSUL. Na Companhia foi Gerente de Recursos Humanos e Informática.

MIROEL MAKIOLKE WOLOWSKI
Diretor de Comercialização e Negócios e Diretor de Implantação de Projetos

Nascido em 31.10.1947. Engenheiro Eletricista - Universidade Federal de Santa Catarina - UFSC. Administrador de Empresas – Escola de Administração de Santa Catarina – ESAG. Pós-graduação em Administração Pública pela ESAG.

Engenheiro Projetista na Ericsson do Brasil. Gerente de Produção na Intelbrás. Engenheiro na Eletrosul, trabalhando na área de aquisições de usinas e grandes equipamentos, elaborando inclusive os editais da UTE Jacuí e UTE Corumbá. Na GERASUL trabalhou até dezembro de 2000, na área de Desenvolvimento de Negócios.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

MARCO ANTONIO AMARAL SURECK

Diretor de Planejamento e Controle

Nascido em 11.06.1955, Engenheiro Eletricista - Universidade Federal do Paraná - UFPR, mestrado em Engenharia de Produção pela Universidade Federal de SC - UFSC, especialização em Planejamento da Expansão e da Operação de Sistemas Elétricos pela Universy of Waterloo - Canadá.

Trabalhou na ELETROSUL de 1982 a 1997 exercendo as funções de engenheiro de planejamento energético, gerente da divisão de planejamento energético e gerente do departamento de planejamento de geração, transmissão e telecomunicações. Na GERASUL trabalhou de 1998 a 2002 como gerente da área de planejamento da operação e comercialização de energia.

Participou em processos licitatórios (Usina Hidrelétrica Itá, Machadinho e interligação com a Argentina), reestruturação do setor elétrico, Grupo Coordenador do Planejamento da Expansão - GCPS e representante no Comitê Técnico da CCEE no estabelecimento das regras de mercado.

NEWTON DE LIMA AZEVEDO JÚNIOR

Membro do Conselho Fiscal - Titular

Nascido em 06.01.1949, formado em Engenharia Civil pela Escola Politécnica da Universidade de São Paulo, em 1972.

Trabalhou na Themag Engenharia de 1972 a 1991 exercendo a função de Diretor Geral do Projeto da UHE Itaipu de 1978 a 1991. De 1992 a 1999 foi Diretor Presidente da Estudos Técnicos e Projetos ETEP Ltda e Diretor da ABCE – Associação Brasileira dos Consultores de Engenharia. De 1999 a 2002 foi Diretor Presidente da Lyonnaise dês Eaux do Brasil e de 2001 a 2003 foi Diretor Presidente da Águas do Amazonas (Concessão privada de água e esgoto da cidade de Manaus). Desde 2002 é Presidente do Conselho Fiscal da Tractebel Energia S.A. e, desde 2003, é Vice-Presidente da Associação Brasileira de Infra-estrutura e Indústria de Base (ABDIB), responsável pela área de saneamento ambiental. Atualmente é sócio e Diretor Presidente da Eco-Enob Soluções Ambientais Ltda.

CARLA CARVALHO DE CARVALHO

Membro do Conselho Fiscal - Titular

Nascido em 18.12.1965, Bacharel em Direito - Universidade Federal Fluminense – UFF. Pós-graduação em Direito Tributário pela Universidade Estácio de Sá, MBA Executivo pela COPPEAD-UFRJ, Pós-graduação em Direito Civil pela Escola Superior de Advocacia, ligada à Ordem dos Advogados do Brasil, Seccional do Rio de Janeiro.

Trabalhou no Banco Nacional de abril 1991 a maio 1995 exercendo a função de Advogada Sênior. De maio de 1995 a abril 1996 trabalhou no Banco Boavista na função de Gerente Tributária. Em 1997 foi Consultora Jurídica da empresa Serra da Mesa Energia S.A., onde ficou até fevereiro de 1998. A partir de fevereiro de 1998 assumiu a função de Coordenadora Jurídica da Tractebel Brasil Ltda, atual Suez Energy Brasil Ltda, onde está atualmente.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

MANOEL EDUARDO LIMA LOPES
Membro do Conselho Fiscal - Titular

Nascido em 07.07.1943, Bacharel em Ciências Contábeis e Direito - Universidade do Estado do Rio de Janeiro.

Trabalhou no Banco do Estado do Rio de Janeiro S.A.– BANERJ de 1979 a 1981 exercendo a função de Auditor Geral e de 1981 a 1990, Superintendente de Controle. De 1990 a 1996 exerceu a função de Consultor do Banco Clássico S.A., onde foi nomeado Diretor para o período de 1996 a 1998. Em 1998 assumiu a Gerência de Controle da IRB – Brasil Resseguros S.A. onde ficou até o ano de 2001. Atualmente é Diretor do Banco Clássico S.A. e funcionário aposentado do Banco do Estado do Rio de Janeiro S.A. – BANERJ.

FLÁVIO MARQUES LISBÔA CAMPOS
Membro do Conselho Fiscal - Suplente

Nascido em 17.11.1950, Engenheiro Civil graduado em 1973 pela Escola de Engenharia da Universidade Federal de Minas Gerais – UFMG.

Diretor Geral e CEO da Leme Engenharia Ltda. desde de 2002, tendo exercido as seguintes atividades nesta empresa: 1994 a 2002 – Diretor Geral e Executivo; 1992 a 1994 - Diretor de Desenvolvimento de Negócios, atuando na coordenação de estratégias de comercialização, prospecção e viabilização de negócios, negociações de contratos com clientes e administração das despesas de desenvolvimento; 1988 a 1992 - Diretor Técnico, atuando nas áreas de Geração Elétrica e Barragens, Sistemas Elétricos e Projetos Industriais, com destaque para supervisão técnica e elaboração dos contratos de vários projetos; e de 1976 a 1988 – atuando na área técnica com Chefe do Setor de Engenharia Hidráulica e Gerente de diversos projetos de grande porte.

Trabalhou como Engenheiro Civil de 1972 a 1976 nas empresas Elektrowatt Ingenieros Consultores, Guatemala City, Guatemala, Elektrowatt Engineering Services, Zurick, Switzerland e Eletroprojetos S/A – Estudos de Engenharia.

Atualmente participa da Diretoria da ABDIB – Associação Brasileira da Infra-Estrutura e Indústrias de Base e, também, é membro dos seguintes conselhos: Conselho Diretor da Câmara de Arbitragem Empresarial – Brasil; Conselho de Política Econômica da FIEMG; Conselho Diretor da AMEC, Conselho Diretor da ABCE – Associação Brasileira de Consultores de Engenharia; e do Conselho Estadual de Recursos Hídricos de Minas Gerais.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

MANOEL EDUARDO BOUZAN DE ALMEIDA
Membro do Conselho Fiscal – Suplente

Nascido em 03.04.1952, Bacharel em Ciências Contábeis em 1978 pela Faculdades Integradas Simonsen, no Rio de Janeiro.

Trabalhou no ramo da indústria de 1969 a junho de 1995 exercendo diversas funções administrativas, chegando ao cargo de gerente administrativo e contábil. No segundo semestre de 1995 foi convidado para exercer as funções de contador no projeto energético de Serra da Mesa, da empresa Serra da Mesa S.A., permanecendo até junho de 1998, onde transferiu-se para o Grupo Tractebel, para trabalhar na Holding como contador, onde permanece até a presente data. Integrou o Conselho Fiscal da Companhia no primeiro mandato de 1998.

AILTON PINTO SIQUEIRA
Membro do Conselho Fiscal - Suplente

Nascido em 03.08.1939, trabalhou no Banco do Estado do Rio de Janeiro S.A. – BANERJ de 1971 a 1989 onde exerceu os seguintes cargos: Gerente de Agência 1971 a 1974, Inspetor de 1974 a 1980 e Auditor de 1980 a 1989, quando se aposentou. De 26.03.1998 até a presente data é Diretor do Banco Clássico S.A.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - EVENTOS RELATIVOS À DISTRIBUIÇÃO DO CAPITAL

1 - EVENTO BASE	2 - DATA DO EVENTO	3 - PESSOAS FÍSICAS E JURÍDICAS	4 - INVESTIDORES INSTITUCIONAIS	5 - ACORDO DE ACIONISTAS	6 - AÇÕES PREFER. COM DIREITO A VOTO
AGO	26/04/2006	11.776	277	NÃO	NÃO

7 - AÇÕES PREFERENCIAIS COM DIREITO A VOTO	8 - DATA DO ÚLTIMO ACORDO DE ACIONISTAS

AÇÕES EM CIRCULAÇÃO NO MERCADO

9 - EXISTE AÇÕES EM CIRCULAÇÃO	ORDINÁRIAS		PREFERENCIAIS		TOTAL	
	10 - QUANTIDADE (Unidade)	11 - PERCENTUAL	12 - QUANTIDADE (Unidade)	13 - PERCENTUAL	14 - QUANTIDADE (Unidade)	15 - PERCENTUAL
SIM	203.929.607	31,24	0	0,00	203.929.607	31,24

16 - AÇÕES PREFERENCIAIS EM CIRCULAÇÃO NO MERCADO		
1 - CLASSE	2 - QUANTIDADE (Unidade)	3 - PERCENTUAL

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.02 - POSIÇÃO ACIONÁRIA DOS ACIONISTAS COM MAIS DE 5% DE AÇÕES ORDINÁRIAS E/OU PREFERENCIAIS

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
001	SUEZ ENERGY SOUTH AMERICA PARTIC. LTDA.	01.370.013-0001/15	BRASILEIRA	RJ
002	BANCO CLÁSSICO S.A.	31.597.552-0001/52	BRASILEIRA	RJ
997	AÇÕES EM TESOURARIA			
998	OUTROS			
999	TOTAL			

1 - ITEM	6 - AÇÕES ORDINÁRIAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - TOTAL DE AÇÕES (Unidades)	11 - %	12 - COMP.CAP.SOC.	13 - PART. NO ACORDO DE ACIONISTAS	14 - CONTROLADOR
001	448.630.462	68,73	0	0,00	448.630.462	68,73	30/04/2006		SIM
002	65.268.744	10,00	0	0,00	65.268.744	10,00	30/04/2006		NÃO
997	0	0,00	0	0,00	0	0,00			
998	138.842.986	21,27	0	0,00	138.842.986	21,27			
999	652.742.192	100,00	0	0,00	652.742.192	100,00			

15/1 - CLASSE	15/2 - QTD. AÇÕES PREFERENCIAIS (Unidades)	15/3 - % PREFERENCIAIS

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS ACIONISTAS COM MAIS DE 5% DAS AÇÕES ORDINARIAS E/OU PREFERENCIAIS

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
001	SUEZ ENERGY SOUTH AMERICA PARTIC. LTDA.	30/04/2006

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
001001	SUEZ-TRACTEBEL S.A.		BELGA	
001002	TELFIN S.A.		BELGA	
001999	TOTAL			

1 - ITEM	6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.
001001	668.322.228	99,99	0	0,00	668.322.228	99,99	30/04/2006
001002	1	0,01	0	0,00	1	0,01	30/04/2006
001999	668.322.229	100,00	0	0,00	668.322.229	100,00	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS ACIONISTAS COM MAIS DE 5% DAS AÇÕES ORDINARIAS E/OU PREFERENCIAIS

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
001001	SUEZ-TRACTEBEL S.A.	30/04/2006

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS ACIONISTAS COM MAIS DE 5% DAS AÇÕES ORDINARIAS E/OU PREFERENCIAIS

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
001002	TELFIN S.A.	30/04/2006

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS ACIONISTAS COM MAIS DE 5% DAS AÇÕES ORDINARIAS E/OU PREFERENCIAIS

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
002	BANCO CLÁSSICO S.A.	30/04/2006

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
002001	JOSÉ JOÃO ABDALA FILHO	245.730.788-00	BRASILEIRA	
002002	JOSÉ PAIS RANGEL	239.775.667-68	BRASILEIRA	
002999	TOTAL			

Item	6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.
002001	745.685.582	99,99	0	0,00	745.685.582	99,99	
002002	1.019	0,01	0	0,00	1.019	0,01	
002999	745.686.601	100,00	0	0,00	745.686.601	100,00	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

04.01 - COMPOSIÇÃO DO CAPITAL SOCIAL

1 - Data da Última Alteração: 17/08/2005

2- ITEM	3 - ESPÉCIE DAS AÇÕES	4 - NOMINATIVA OU ESCRITURAL	5 - VALOR NOMINAL (Reais)	6 - QTD. DE AÇÕES (Unidades)	7 - SUBSCRITO (Reais Mil)	8 - INTEGRALIZADO (Reais Mil)
01	ORDINÁRIAS	ESCRITURAL		652.742.192	2.445.766	2.445.766
02	PREFERENCIAIS			0	0	0
03	PREFERENCIAIS CLASSE A			0	0	0
04	PREFERENCIAIS CLASSE B			0	0	0
05	PREFERENCIAIS CLASSE C			0	0	0
06	PREFERENCIAIS CLASSE D			0	0	0
07	PREFERENCIAIS CLASSE E			0	0	0
08	PREFERENCIAIS CLASSE F			0	0	0
09	PREFERENCIAIS CLASSE G			0	0	0
10	PREFERENCIAIS CLASSE H			0	0	0
11	PREFER. OUTRAS CLASSES			0	0	0
99	TOTAIS			652.742.192	2.445.766	2.445.766

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

04.03 - BONIFICAÇÃO / DESDOBRAMENTO OU GRUPAMENTO DE AÇÕES NOS TRÊS ÚLTIMOS ANOS

1- ITEM	2 - DATA APROVAÇÃO	3 - VALOR NOMINAL POR AÇÃO ANTES DA APROVAÇÃO (Reais)	4 - VALOR NOMINAL POR AÇÃO DEPOIS DA APROVAÇÃO (Reais)	5 - QUANTIDADE DE AÇÕES ANTES DA APROVAÇÃO (Unidades)	6 - QUANTIDADE DE AÇÕES DEPOIS DA APROVAÇÃO (Unidades)
01	07/04/2006			652.742.193.511	652.742.192

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

04.04 - CAPITAL SOCIAL AUTORIZADO

1 - QUANTIDADE (Unidades)	2 - VALOR (Reais Mil)	3 - DATA DA AUTORIZAÇÃO
0	5.000.000	26/04/2006

04.05 - COMPOSIÇÃO DO CAPITAL AUTORIZADO

1- ITEM	2 - ESPÉCIE	3 - CLASSE	4 - QUANTIDADE DE AÇÕES AUTORIZADAS À EMISSÃO (Unidades)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - PROVENTOS DISTRIBUÍDOS NOS TRÊS ÚLTIMOS ANOS

1 - ITEM	2 - PROVENTO	3 - APROVAÇÃO DA DISTRIBUIÇÃO EVENTO	4 - DATA DA APROVAÇÃO DISTRIBUIÇÃO	5 - TÉRMINO DO EXERCÍCIO SOCIAL	6 - LUCRO OU PREJUÍZO LÍQUIDO NO PERÍODO (Reais Mil)	7 - VALOR DO PROVENTO POR AÇÃO	8 - ESPÉCIE DAS AÇÕES	9 - CLASSE DAS AÇÕES	10 - MONTANTE DO PROVENTO (Reais Mil)	11 - DATA DE INÍCIO DE PAGAMENTO
01	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	11/07/2003	31/12/2003	517.154	0,0002206035	ORDINÁRIA		102.372	20/04/2004
02	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	11/07/2003	31/12/2003	517.154	0,0002580725	PREFERENCIAL	A	19	20/04/2004
03	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	11/07/2003	31/12/2003	517.154	0,0002206035	PREFERENCIAL	B	41.609	20/04/2004
04	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	13/11/2003	31/12/2003	517.154	0,0001378770	ORDINÁRIA		63.982	02/01/2004
05	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	13/11/2003	31/12/2003	517.154	0,0001628560	PREFERENCIAL	A	12	02/01/2004
06	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	13/11/2003	31/12/2003	517.154	0,0001378770	PREFERENCIAL	B	26.006	02/01/2004
07	DIVIDENDO	AGO	12/04/2004	31/12/2003	517.154	0,0003941750	ORDINÁRIA		182.918	20/04/2004
08	DIVIDENDO	AGO	12/04/2004	31/12/2003	517.154	0,0004160320	PREFERENCIAL	A	31	20/04/2004
09	DIVIDENDO	AGO	12/04/2004	31/12/2003	517.154	0,0003941750	PREFERENCIAL	B	74.348	20/04/2004
10	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	09/12/2004	31/12/2004	775.192	0,0003906510	ORDINÁRIA		181.282	20/04/2005
11	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	09/12/2004	31/12/2004	775.192	0,0004655890	PREFERENCIAL	A	35	20/04/2005
12	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	09/12/2004	31/12/2004	775.192	0,0003906510	PREFERENCIAL	B	73.683	20/04/2005
13	DIVIDENDO	AGO	07/04/2005	31/12/2004	775.192	0,0005132690	ORDINÁRIA		238.184	20/04/2005
14	DIVIDENDO	AGO	07/04/2005	31/12/2004	775.192	0,0005132690	PREFERENCIAL	A	38	20/04/2005
15	DIVIDENDO	AGO	07/04/2005	31/12/2004	775.192	0,0005132690	PREFERENCIAL	B	96.810	20/04/2005
16	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	12/05/2005	31/12/2005	920.096	0,0001685160	ORDINÁRIA		78.200	08/07/2005
17	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	12/05/2005	31/12/2005	920.096	0,0001997400	PREFERENCIAL	A	15	08/07/2005
18	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	12/05/2005	31/12/2005	920.096	0,0001685160	PREFERENCIAL	B	31.785	08/07/2005
19	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	19/10/2005	31/12/2005	920.096	0,1869040000	ORDINÁRIA		122.000	10/11/2005
20	DIVIDENDO	RCA	19/10/2005	31/12/2004	775.192	0,2252040000	ORDINÁRIA		147.000	10/11/2005
21	DIVIDENDO	RCA	19/10/2005	31/12/2005	920.096	0,2160120000	ORDINÁRIA		141.000	10/11/2005
22	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	15/12/2005	31/12/2005	920.096	0,0608200000	ORDINÁRIA		39.700	19/04/2006
23	DIVIDENDO	AGO	26/04/2006	31/12/2005	920.096	0,7068500000	ORDINÁRIA		461.391	05/05/2006

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.03 - DISPOSIÇÕES ESTATUTÁRIAS DO CAPITAL SOCIAL

1 - ITEM	2 - ESPÉCIE DA AÇÃO	3 - CLASSE DA AÇÃO	4 - % DO CAPITAL SOCIAL	5 - CONVERSÍVEL	6 - CONVERTE EM	7 - DIREITO A VOTO	8 - TAG ALONG %	9 - PRIORIDADE NO REEMBOLSO DE CAPITAL	17 - OBSERVAÇÃO
01	ORDINÁRIA		100,00	NÃO		PLENO	100,00		

10 - PRÊMIO	11 - TIPO DE DIVIDENDO	12 - % DIVIDENDO	13 - R$/AÇÃO	14 - CUMULATIVO	15 - PRIORITÁRIO	16 - CALCULADO SOBRE
		0,00	0,00000			

06.04 - MODIFICAÇÃO ESTATUTÁRIA/DIVIDENDO OBRIGATÓRIO

1 - DATA DA ÚLTIMA MODIFICAÇÃO DO ESTATUTO	2 - DIVIDENDO OBRIGATÓRIO (% DO LUCRO)
26/04/2006	30,00

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - REMUNERAÇÃO E PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO

1 - PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO	2 - VALOR DA REMUNERAÇÃO GLOBAL DOS ADMINISTRADORES (Reais Mil)	3 - PERIODICIDADE
NÃO	12.000	ANUAL

07.02 - PARTICIPAÇÕES E CONTRIBUIÇÕES NOS TRÊS ÚLTIMOS ANOS

1 - DATA FINAL DO ÚLTIMO EXERCÍCIO SOCIAL: 31/12/2005

2 - DATA FINAL DO PENÚLTIMO EXERCÍCIO SOCIAL: 31/12/2004

3 - DATA FINAL DO ANTEPENÚLTIMO EXERCÍCIO SOCIAL: 31/12/2003

4- ITEM	5 - DESCRIÇÃO DAS PARTICIPAÇÕES E CONTRIBUIÇÕES	6 - VALOR DO ÚLTIMO EXERCÍCIO (Reais Mil)	7 - VALOR DO PENÚLTIMO EXERCÍCIO (Reais Mil)	8 - VALOR DO ANTEPENÚLTIMO EXERCÍCIO (Reais Mil)
01	PARTICIPAÇÕES-DEBENTURISTAS	0	0	0
02	PARTICIPAÇÕES-EMPREGADOS	10.000	6.500	8.500
03	PARTICIPAÇÕES-ADMINISTRADORES	0	0	0
04	PARTIC.-PARTES BENEFICIÁRIAS	0	0	0
05	CONTRIBUIÇÕES FDO. ASSISTÊNCIA	0	0	0
06	CONTRIBUIÇÕES FDO. PREVIDÊNCIA	0	0	0
07	OUTRAS CONTRIBUIÇÕES	0	0	0
08	LUCRO LÍQUIDO NO EXERCÍCIO	920.096	775.192	517.154
09	PREJUÍZO LÍQUIDO NO EXERCÍCIO	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.03 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1 - ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - INÍCIO ÚLTIMO EXERC. SOCIAL	9 - FINAL ÚLTIMO EXERC. SOCIAL	10 - QTD. AÇÕES ÚLTIMO EXERC. SOCIAL (Unidades)	
11 - INÍCIO PENÚLTIMO EXERCÍCIO SOCIAL	12 - FINAL PENÚLTIMO EXERC. SOCIAL	13 - QTD. AÇÕES PENÚLTIMO EXERC. SOCIAL (Unidades)	14 - INÍCIO ANTEPENÚLT. EXERC. SOCIAL	15 - FINAL DO ANTEPENÚLT. EXERC. SOCIAL	16 - QTD. AÇÕES ANTEPENÚLTIMO EXERC. SOCIAL (Unidades)
01	COMPANHIA ENERGÉTICA MERIDIONAL	02.201.268/0001-17	FECHADA CONTROLADA	99,99	19,81
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		01/01/2005	31/12/2005	344.528.001	
01/01/2004	31/12/2004	225.170.692	01/01/2003	31/12/2003	225.170.692
02	ITÁ ENERGÉTICA S.A. - ITASA	01.355.994/0001-21	FECHADA CONTROLADA	48,75	9,91
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		01/01/2005	31/12/2005	520.219.172	
01/01/2004	31/12/2004	520.219.172	01/01/2003	31/12/2003	520.219.172

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

08.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1 - ITEM	01
2 - Nº ORDEM	1
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2005/024
4 - DATA DO REGISTRO CVM	11/05/2005
5 - SÉRIE EMITIDA	1ª
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	02/05/2005
9 - DATA DE VENCIMENTO	02/05/2011
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	IGP-M mais 9,29% a.a.
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	140.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	14.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	14.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

08.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	02
2 - Nº ORDEM	2
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2005/025
4 - DATA DO REGISTRO CVM	11/05/2005
5 - SÉRIE EMITIDA	2ª
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	02/05/2005
9 - DATA DE VENCIMENTO	02/05/2010
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	103,90% da Taxa DI
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	60.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	6.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	6.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

09.01 - BREVE HISTÓRICO DA EMPRESA

Em 3 de maio de 1995, a Centrais Elétricas do Sul do Brasil S.A. – ELETROSUL e as demais empresas da ELETROBRÁS foram incluídas no Programa Nacional de Desestatização – PND, por meio do Decreto n.º 1.481/95.

A ELETROSUL foi criada em 1968, como terceira subsidiária regional da Centrais Elétricas Brasileiras – ELETROBRÁS, e destinava-se ao abastecimento energético dos Estados do Paraná, Santa Catarina e Rio Grande do Sul (área ampliada, em 1980, com a inclusão de Mato Grosso do Sul).

A Medida Provisória nº 1.531-11, de 17.10.1997, determinou ao Poder Executivo promover a reestruturação da ELETROBRÁS e de suas subsidiárias, o que motivou a operação de cisão parcial da ELETROSUL, em 23.11.1997, com versão de parcela de seu patrimônio para a nova sociedade denominada Centrais Geradoras do Sul do Brasil S.A. – GERASUL, constituída na própria Assembléia Geral Extraordinária que aprovou a cisão. O parque gerador da ELETROSUL foi, então, integralmente absorvido pela GERASUL, ficando as duas companhias sob o controle acionário da ELETROBRÁS. O patrimônio vertido, à época da cisão, representava cerca de 71% do patrimônio líquido cindido.

Após a cisão, a ELETROSUL continuou responsável exclusivamente pelas atividades relacionadas à transmissão de energia elétrica e a GERASUL passou a atuar exclusivamente na geração e comercialização de energia elétrica, ficando as duas companhias sob o controle da ELETROBRÁS.

Em 29 de janeiro de 1998 a Assembléia Geral Extraordinária da ELETROBRÁS aprovou a sua cisão parcial com versão de parcela de seu patrimônio para a nova sociedade denominada Eletrobrás Geração S.A. – ELETROGER. A mencionada AGE funcionou como assembléia de constituição dessa nova companhia. O patrimônio da ELETROBRÁS vertido à ELETROGER correspondia ao seu investimento na GERASUL ocorrendo, assim, a troca de controle acionário.

Em 29 de abril de 1998 a ELETROGER incorporou sua controlada GERASUL, com o patrimônio existente na data base de 31 de janeiro de 1998. Na Assembléia Geral Extraordinária em que foi aprovada a operação de incorporação, os acionistas aprovaram, também, a alteração da denominação social da ELETROGER para Centrais Geradoras do Sul do Brasil S.A. – GERASUL, utilizada até então pela incorporada.

Em leilão realizado em 15 de setembro de 1998, na Bolsa de Valores do Rio de Janeiro, a Tractebel Sul Ltda., atualmente denominada Suez Energy South America Participações Ltda., empresa constituída no Brasil sob o controle da Tractebel Socièté Anonyme, com sede em Bruxelas, Bélgica, adquiriu o controle acionário da Companhia, representado por 227.095.639.468 ações ordinárias, que correspondia a 50,01% do capital votante, ao preço de R$ 945,7 milhões.

Em fevereiro de 2002, a GERASUL assumiu a marca da sua controladora e passou a ser denominada Tractebel Energia S.A.

No dia 31.10.2003 a Tractebel Socièté Anonyme passou a denominar-se Suez-Tractebel Socièté Anonyme.

09.01 - BREVE HISTÓRICO DA EMPRESA

Em 2005 completaram-se sete anos do leilão de privatização por meio do qual o Grupo SUEZ adquiriu o controle acionário da geradora Gerasul, que posteriormente assumiu a marca da controladora e passou a se denominar Tractebel Energia S.A. Nesse período, a Companhia realizou investimentos da ordem de R$ 2,5 bilhões na expansão da capacidade e otimização das suas usinas, consolidando a sua atuação no setor elétrico brasileiro. A capacidade instalada saltou de 3.719 MW para 5.860 MW, o que representou um crescimento de 58%, enquanto a capacidade de fornecimento de energia, incluindo os contratos de compra de energia, alcançou 5.968 MW.

A Tractebel Energia é controlada pela Suez Energy South America Participações Ltda.-SESA (anteriormente denominada Tractebel EGI South America Ltda.) pertencente ao grupo franco-belga SUEZ. Detém participação em quatro subsidiárias, das quais três são integrais (Companhia Energética Meridional - CEM, Lages Biogenética e Tractebel Energia Comercializadora) e uma, a Itá Energética S.A. - ITASA, da qual a Companhia detém 48,75% do capital social votante e total.

<u>Participações no capital total - em 31/03/2006</u>


SUEZ Tractebel S.A.
100%
100%
Suez Energy Brasil
Suez Energy South America Participações
40,07%
100%
68,73%
Consórcio Estreito Energia
Cia. Energética São Salvador
Tractebel Energia S.A.
99,99%
48,75%
99,99%
99,99%
Lages Bioenergética Ltda.
Itá Energética S.A. - ITASA
Cia. Energética Meridional - CEM
Tractebel Energia Comercializadora Ltda.

Lages Bioenergética Ltda.: constituída em 2002, esta controlada atua como produtora independente de energia, através da central geradora termelétrica Lages, localizada no Município de Lages (SC). Trata-se de uma usina de co-geração, com um turbogerador a vapor de 28 MW, que produz energia utilizando resíduos de madeira (biomassa) como combustível. A autorização para implantação e exploração do empreendimento tem prazo de vigência até outubro de 2032.

Itá Energética S.A. - ITASA: detém a concessão para a exploração da Usina Hidrelétrica Itá em parceria, através de consórcio, com a Companhia Siderúrgica Nacional (CSN) e a Companhia de Cimento Itambé. O empreendimento está situado no Rio Uruguai, entre os municípios de Itá (SC) e Aratiba (RS) e possui capacidade instalada de 1.450 MW, proveniente de cinco grupos geradores de 290 MW. O prazo de concessão para construção e exploração está vigente até outubro de 2030.

Cia. Energética Meridional (CEM): detém a concessão da Usina Hidrelétrica Cana Brava, localizada no Rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW. A concessão para construção e exploração do empreendimento tem prazo de vigência até agosto de 2033.

09.01 - BREVE HISTÓRICO DA EMPRESA

Tractebel Energia Comercializadora Ltda.: constituída em outubro de 2000, com o objetivo social de comercializar energia elétrica no mercado de livre negociação, incluindo a compra, a venda, a importação e a exportação de energia elétrica, bem como a intermediação de qualquer dessas operações, a prática e a celebração de atos de comércio decorrentes dessas atividades. Em dezembro de 2005, a Tractebel Energia Comercializadora possuía contratos com 32 clientes, representando volume de venda de 360 MW médios.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

A indústria de energia elétrica no Brasil está dividida em quatro segmentos: geração, transmissão, distribuição e comercialização. A reformulação do setor elétrico brasileiro teve início nos anos 90, quando os segmentos de transmissão e distribuição permaneceram monopólios regulados e os segmentos de geração e comercialização foram expostos à livre competição. Nesse contexto, a maior parte das empresas de distribuição foi privatizada, as grandes empresas de transmissão continuaram de propriedade estatal e apenas poucas empresas de geração foram transferidas à iniciativa privada.

Desde então, esforços têm sido empreendidos na estruturação do arcabouço regulatório e na formulação das regras do Mercado Atacadista de Energia Elétrica (MAE). Durante esse período havia muita expectativa com o efetivo início do mercado livre, que deveria ocorrer a partir de 2003, com a liberação dos Contratos Iniciais, sendo que as privatizações contemplavam esta expectativa. Registre-se que até o ano 2001, exceto pelos Contratos Iniciais, as transações de energia praticamente ficaram restritas aos grupos empresariais integrados, ocorrendo poucas transações fora dessa modalidade. Assim, o ano de 2002 caracterizou-se por ser especialmente relevante tendo em vista que decisões de contratação deveriam ser tomadas para 2003 em diante.

Além da expectativa da substituição dos Contratos Iniciais, o País enfrentou um profundo racionamento que se iniciou em junho de 2001, terminando em fevereiro de 2002. À época não se imaginava que os reflexos do racionamento se estenderiam por muitos anos à frente. Somente após o racionamento percebeu-se, com clareza, que o consumo não recuperaria os níveis anteriormente previstos. Além da alteração dos padrões de consumo, o fraco desempenho da economia não permitia a recuperação do mesmo.

Somado a isso, a implantação de algumas usinas do Programa Prioritário de Termeletricidade (PPT), criado em 2000, a antecipação de projetos hidrelétricos e a contratação da energia das usinas termelétricas emergenciais, viabilizada pela Comercializadora Brasileira de Energia Emergencial (CBEE), em 2001, aumentaram a oferta total disponível no sistema brasileiro. Como resultado, ao final de 2002 havia um excedente de oferta no sistema elétrico brasileiro da ordem de 6.000 MW-médios, somente percebido de forma generalizada em meados de 2003.

O atual Governo, empossado em outubro de 2002, promoveu uma reformulação do modelo do setor elétrico. Sendo assim, o ano 2003 foi marcado pelas discussões técnicas em torno da reformulação do modelo entre o Ministério de Minas e Energia (MME) e os agentes do setor elétrico. No entanto, o efetivo início de funcionamento do novo modelo deu-se somente em 2004. Ao final de 2003, o MME havia editado a Medida Provisória 144 que definia os princípios básicos da comercialização no novo modelo. Em 15 de março de 2004 foi sancionada a Lei 10.848, resultado do processo de apreciação da Medida Provisória 144 pelo Congresso Nacional, e em 30 de julho de 2004 foi editado o Decreto 5.163.

Esses importantes instrumentos regulatórios definem e regulamentam o atual marco regulatório do setor elétrico brasileiro. A reformulação contempla mudanças significativas em relação ao modelo anterior, dentre as quais destacam-se: (i) a licitação de venda de energia segmentada em geração nova e existente, (ii) a introdução de um mecanismo de contratação multilateral, em que cada gerador contrata energia com todos os distribuidores, (iii) o fim do auto-suprimento direto entre empregas coligadas, e (iv) a obrigação de contratação de 100% do mercado consumidor.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Além disso, no ano 2005 houve diversas audiências públicas pela ANEEL, com fins de subsidiar a regulamentação de uma série de temas de extrema relevância para o setor. Dentre eles destacam-se: a compra de energia em caso de atraso em operação comercial e indisponibilidade de geradores, monitoramento do nível de inflexibilidade de geração declarado pelos geradores, critérios de compra de energia por consumidores livres e especiais (acima de 500 kW), curva de aversão ao risco para o sistema interligado e regras de comercialização.

O pilar básico do novo modelo é a compra de energia pelas distribuidoras por meio de leilão. Se o ano 2004 foi marcado pela realização do 1º leilão de energia existente, ocorrido em dezembro de 2004, o ano 2005 foi o ano do 1º leilão de energia nova, ocorrido em 16 de dezembro de 2005. O leilão de energia nova segmentou a compra de energia em termelétrica e hidrelétrica, sendo que foi negociado um total de 3.286 MW médios, correspondendo a R$ 68,3 bilhões, em contratos reajustados por IPCA. Os contratos assinados tem suprimento de 15 anos para termelétricas e 30 anos para hidrelétricas, com início de suprimento nos anos 2008, 2009 e 2010. A Tractebel Energia negociou 200 MW médios – 84 MW médios da usina hidrelétrica Machadinho e 116 MW médios da usina hidrelétrica Ita, com início de suprimento em 2010 e 30 anos de suprimento. O preço médio da operação é R$ 115,10/MWh.

A Tractebel Energia concentra suas atividades na produção e comercialização de energia elétrica para distribuidoras de energia elétrica e consumidores livres. Outros produtos e serviços são desenvolvidos e oferecidos ao mercado em menor escala, aproveitando a integração e as sinergias existentes na Tractebel Energia, destacando-se o desenvolvimento de projetos de co-geração e operação de plantas para geração de energia elétrica, além da venda de vapor industrial.

Deve ser registrado que a Tractebel Energia contabilizou ao final de 2005 um aumento significativo das vendas de energia elétrica junto a esses consumidores, apresentando uma carteira com mais de 100 clientes livres. O desafio de aumentar a carteira de consumidores finais permanece como meta para os próximos anos. Para isso, a Companhia conta com uma política de fidelização que reflete o comprometimento com seus clientes livres, possibilitando a adequação da compra de energia ao processo produtivo e contratos sob medida.

A Tractebel Energia apresenta um nível de contratação que se destaca em relação aos demais agentes geradores do mercado e uma das iniciativas que tem sido fundamental para atingir esse nível confortável de contratação é a estratégia de venda agressiva que a Companhia tem utilizado junto a consumidores livres.

Adicionalmente seguem outros pontos de destaque:

- Definição dos preços para a energia: inicialmente, os preços dos contratos de venda de energia entre agentes geradores e distribuidores eram controlados pelo agente regulador. Esses contratos, denominados contratos iniciais, foram firmados em 1998 e se estendem até o final do ano 2005, e possuem tarifas calculadas pela ANEEL. No modelo atual, há dois ambientes de contratação: o Ambiente de Contratação Regulada (ACR), que contempla a compra por distribuidoras em leilões públicos para atender aos seus consumidores cativos e o Ambiente de Contratação Livre (ACL), que compreende a compra de energia elétrica por consumidores livres e comercializadoras. Os agentes geradores podem firmar contratos em ambos ambientes. Os preços dos contratos firmados no ACL serão definidos bilateralmente

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

entre as partes, enquanto os preços no ACR serão resultado dos leilões. Cabe ressaltar que, para comercializar energia no ACL, os agentes geradores estatais devem promover processo competitivo que garanta publicidade, transparência e igualdade de acesso aos interessados.

- Limites de participação no mercado: em 2000, a ANEEL estabeleceu novos limites à concentração de determinados serviços e atividades dentro do setor elétrico. De acordo com tais limites, com exceção das empresas participantes do Programa Nacional de Desestatização (que apenas devem observar tais limites uma vez que sua reestruturação societária final estiver concluída), nenhuma companhia do setor elétrico poderá (1) deter mais de 20% da capacidade instalada do Brasil, 25% da capacidade instalada nas regiões Sul/Sudeste/Centro-Oeste ou 35% da capacidade instalada das regiões Norte/Nordeste, exceto se tal percentagem corresponder à capacidade instalada de uma única usina geradora; (2) deter mais de 20% do mercado brasileiro de distribuição, 25% do mercado de distribuição das regiões Sul/Sudeste/Centro-Oeste ou 35% do mercado de distribuição das regiões Norte/Nordeste, exceto na hipótese de um aumento na distribuição de energia superior às taxas de crescimento nacional ou regional; ou (3) deter mais de 20% do mercado brasileiro de comercialização para consumidores finais, 20% do mercado brasileiro de comercialização para usuários não-finais ou 25% da soma das percentagens acima.

- Nível de Concorrência: O setor elétrico brasileiro é caracterizado pela atuação de grandes companhias estatais no segmento de geração. Em 19 de maio de 2006, a Capacidade Instalada do país era de 94.335 MW, dos quais 32% corresponde à participação estatal federal (Eletrobrás), enquanto que as três maiores geradoras privadas do país têm uma participação de 12%. Além da Eletrobrás, os principais concorrentes da Tractebel Energia são: COPEL, CESP, CEMIG, AES Tietê e Duke Paranapanema. A composição da capacidade instalada no Brasil conta, ainda, com a energia proveniente da usina de Itaipu, que representa 7% da Capacidade Instalada do País.

O gráfico a seguir apresenta as participações, em 19 de maio de 2006, das principais Geradoras do setor elétrico brasileiro na Capacidade Instalada do País:


Capacidade Instalada - Brasil
Outros 29%
Eletrobras 32%
Duke 2%
Itaipú 7%
AES Tietê 3%
Copel 5%
Cemig 7%
Tractebel 7%
Cesp 8%

Fonte: Banco de Informações de Geração – ANEEL (atualizado em 19/05/2006).

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

- Subsídios setoriais: os principais subsídios existentes no setor elétrico são a CCC (Conta de Consumo de Combustíveis) e a CDE (Conta de Desenvolvimento Energético). A CCC é uma conta que objetiva arrecadar recursos para o pagamento do combustível para geração de energia elétrica de usinas térmicas localizadas em Sistemas Isolados e tem como contribuintes todos os consumidores finais, via tarifa de uso do sistema. Já a CDE foi criada para subsidiar o desenvolvimento energético dos Estados e a competitividade da energia produzida a partir de fontes eólica, pequenas centrais hidrelétricas, biomassa, gás natural e carvão mineral nacional, nas áreas atendidas pelos sistemas interligados e promover a universalização do serviço de energia elétrica em todo o território nacional. Os recursos da CDE são provenientes de: (i) pagamentos realizados a título de UBP, (iii) de multas aplicadas pela ANEEL e (iii) de quotas pagas pelos todos os consumidores finais, via tarifa de uso do sistema.

- Pesquisa e desenvolvimento: Pelo contrato de concessão, a ANEEL estabelece que as geradoras de energia elétrica devem investir anualmente parte de sua receita operacional líquida em projetos de Pesquisa & Desenvolvimento (P&D) visando melhorias no setor energético. Apesar de ser a ANEEL quem define o volume de recursos a serem investidos, é a Tractebel Energia quem decide voluntariamente quais os projetos que pretende desenvolver, nos quais procura assegurar a qualidade dos temas analisados junto a diversas instituições, tais como universidades, fundações e centros de pesquisa. Entre 1999 e 2005 a Companhia aplicou mais de R$ 23 milhões em 112 projetos de pesquisa e desenvolvimento. Entre esses projetos destacam-se os de aproveitamento das cinzas de carvão geradas pelas termelétricas na construção de casas populares, a descoberta de novas espécies de peixes no reservatório da usina hidrelétrica de Passo Fundo, o desenvolvimento de tecnologias de soldagem, de aumento da eficiência térmica e de aproveitamento do resíduo da indústria madeireira para a geração de energia elétrica. Em 2005, a ANEEL aprovou 18 projetos de pesquisa e desenvolvimento da Tractebel Energia, que somaram R$ 2,1 milhões, sendo que 35% desse montante foi aplicado na área de meio ambiente e o restante nas áreas de geração térmica, operação e planejamento. Valor idêntico foi depositado no Fundo Nacional de Desenvolvimento Científico e Tecnológico, do Ministério da Ciência e Tecnologia e R$ 1,0 milhão foi depositado para o Ministério das Minas e Energia. Ao todo, foram investidos R$ 5,4 milhões na área de pesquisa e desenvolvimento. Os projetos de meio ambiente voltados à ictiofauna, qualidade da água, corredores ecológicos, concentração de ozônio e biomassa para geração de energia elétrica e vapor receberam investimento de cerca de R$ 768 mil no período.

- Concessão de usinas hidrelétricas: no modelo anterior, as usinas hidrelétricas eram licitadas sob o regime de concessão onerosa, e o vencedor da concessão era o agente que oferecia o maior pagamento pelo Uso do Bem Público (UBP). No modelo atual, haverá um valor único de UBP para todas as usinas e o vencedor da concessão será o agente que oferecer o menor preço pela energia elétrica.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - PRODUTOS E SERVIÇOS OFERECIDOS

1- ITEM	2 - PRINCIPAIS PRODUTOS E/OU SERVIÇOS	3 - % RECEITA LÍQUIDA
01	ENERGIA ELÉTRICA	97,50

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.02 - MATÉRIAS PRIMAS E FORNECEDORES

1 - ITEM	2 - MATÉRIA PRIMA / 7 - NOME DO FORNECEDOR	8 - TIPO DE FORNECEDOR	3 - IMPORTAÇÃO	4 - VALOR DA IMPORTAÇÃO (Reais Mil)	5 - DISPONÍVEL MERCADO LOCAL	6 - DISPONÍVEL MERCADO EXTERNO	9 - % DE FORNECIMENTO SOBRE O TOTAL DAS COMPRAS DA CIA.
01	CARVÃO MINERAL		NÃO	0	SIM	SIM	
	CONS.CATARINENSE DO CARVÃO ENERGÉTICO	NÃO LIGADO					31,10
02	ENERGIA ELÉTRICA		NÃO	0	SIM	SIM	
	COMPANHIA ENERGÉTICA MERIDIONAL - CEM	EMPRESA CONTROLADA					24,39
03	ENERGIA ELÉTRICA		NÃO	0	SIM	SIM	
	ITÁ ENERGÉTICA S.A. - ITASA	EMPRESA CONTROLADA					11,86
04	GÁS NATURAL		NÃO	0	SIM	SIM	
	CIA DE GÁS DO MATO GROSSO DO SUL	NÃO LIGADO					7,94
05	CARVÃO MINERAL		NÃO	0	SIM	SIM	
	COPELMI MINERAÇÃO LTDA	NÃO LIGADO					2,31
06	MÁQ. E EQUIPAMENTOS		NÃO	0	SIM	SIM	
	ALSTOM BRASIL LTDA	NÃO LIGADO					2,00
07	ENERGIA ELÉTRICA		NÃO	0	SIM	SIM	
	CIA ENERGÉTICA DE SÃO PAULO - CESP	NÃO LIGADO					1,78

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.03 - CLIENTES PRINCIPAIS POR PRODUTOS E/OU SERVIÇOS

1- ITEM	2- ITEM	3 - NOME DO PRODUTO/ NOME DO CLIENTE	4 - % DE PARTICIPAÇÃO DO CLIENTE NA RECEITA LÍQUIDA
001		ENERGIA ELÉTRICA	
001	001	CENTRAIS ELÉTRICAS DE SANTA CATARINA S.A. - CELESC	27,60
001	002	RIO GRANDE ENERGIA S.A. - RGE	16,00
001	003	CPFL COMERCIALIZAÇÃO BRASIL S.A.	13,12
001	004	COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL	4,06
001	005	FURNAS CENTRAIS ELÉTRICAS S.A.	3,50
001	006	AES SUL DISTRIBUIDORA GAÚCHA DE ENERGIA S.A.	2,95
001	007	COMPANHIA PIRATININGA DE FORÇA E LUZ - CPFL PIRATININGA	2,48
001	008	OUTROS	27,79

11.01 - PROCESSO DE PRODUÇÃO

1. Parque Gerador e processo de produção

A Companhia mantém a posição de principal geradora privada do País, operando um parque gerador de 6.977 MW, composto por seis usinas hidrelétricas e sete usinas termelétricas, das quais onze pertencem integralmente a Tractebel Energia S.A e duas (as hidrelétricas Itá e Machadinho) são exploradas por meio de consórcios com outras empresas.

O parque gerador da Companhia está entre os que apresentam o melhor desempenho no setor elétrico brasileiro, registrando baixos índices de indisponibilidade forçada (tempo que a usina fica fora do sistema para efetuar manutenção corretiva), o que significa operar com maior volume de energia disponível para entrega.

Parque gerador da Tractebel Energia

Usina	Tipo	Localização	Capacidade Instalada (MW)	
			Total	Partic. da Cia.
Salto Santiago	Hidrelétrica	Rio Iguaçu (PR)	1.420	1.420
Salto Osório	Hidrelétrica	Rio Iguaçu (PR)	1.078	1.078
Passo Fundo	Hidrelétrica	Rio Passo Fundo (RS)	226	226
Itá	Hidrelétrica	Rio Uruguai (SC e RS)	1.450	1.090
Machadinho	Hidrelétrica	Rio Uruguai (SC e RS)	1.140	383
Cana Brava	Hidrelétrica	Rio Tocantins (GO)	450	450
Total hidrelétricas			**5.764**	**4.647**
Complexo Jorge Lacerda *	Termelétrica	Capivari de Baixo (SC)	857	857
Charqueadas	Termelétrica	Charqueadas (RS)	72	72
Alegrete	Termelétrica	Alegrete (RS)	66	66
Willian Arjona	Termelétrica	Campo Grande (MS)	190	190
Lages	Termelétrica	Lages (SC)	28	28
Total termelétricas			**1.213**	**1.213**
Total			**6.977**	**5.860**

(*) Complexo composto por três usinas.

Produção

Em 2005, a produção total de energia elétrica alcançou 29.801 GWh, mantendo volume praticamente estável em relação ao ano anterior. Desse total, a geração hidrelétrica alcançou 24.721 GWh e a termelétrica 5.080 GWh. No ano, as treze usinas da Tractebel Energia alcançaram o patamar de 97,2% de disponibilidade, desconsiderando-se as paradas programadas. Quando consideradas todas as paradas, a disponibilidade global foi de 90,8%, sendo 93,0% na geração hidrelétrica e 80,5% na termelétrica.

Durante o ano de 2005, as grandes afluências verificadas nos reservatórios das usinas hidrelétricas da região Sudeste e o aumento da capacidade de intercâmbio elétrico do Sudeste com o Sul determinaram, por parte do Operador Nacional do Sistema Elétrico-ONS, um despacho ligeiramente menor das usinas da região Sul.

11.01 - PROCESSO DE PRODUÇÃO

A Companhia é concessionária e autorizada a prestar serviços de geração e comercialização de energia elétrica, sendo a maior geradora de energia independente do setor privado brasileiro. Neste contexto, a geração da Tractebel Energia representou 7,5% da energia requerida pelo SIN - Sistema Integrado Nacional e correspondeu a 45% do consumo dos estados da Região Sul.

Já no primeiro trimestre de 2006, a produção total de energia elétrica alcançou 6.030 GWh, mantendo volume praticamente estável em relação ao período anterior. Desse total, a geração hidrelétrica alcançou 4.671 GWh e a termelétrica 1.359 GWh, representando 7,5% da energia requerida pelo SIN – Sistema Integrado Nacional.

Os volumes acima incluem a totalidade da produção das Usinas Itá e Machadinho, sobre as quais a Companhia tem participação de 68,6% e 16,9%, respectivamente.

No primeiro trimestre, as treze usinas da Tractebel Energia alcançaram o patamar de 99,0% de disponibilidade, desconsiderando-se as paradas programadas. Quando consideradas todas as paradas, a disponibilidade global foi de 97,1%, sendo 98,3% na geração hidrelétrica e 91,7% na termelétrica

Geração bruta nos 3 últimos exercícios:

USINA	Capacidade Instalada (MW)	Produção (GWH)		
		2005	**2004**	**2003**
Usina Hidrelétrica Passo Fundo - UHPF	226	993	667	1.153
Usina Hidrelétrica Salto Osório - UHSO	1.078	4.476	4.756	4.333
Usina Hidrelétrica Salto Santiago - UHSS	1.420	6.385	6.925	6.157
Usina Hidrelétrica Itá – UHIT - (participação em consórcio)	1.090	5.977	5.964	5.146
Usina Hidrelétrica Machadinho UHMA – (participação em consórcio)	383	4.571	4.322	3.399
Usina Hidrelétrica Cana Brava – UHCB (controlada)	450	2.319	2.198	2.178
Sub-total	**4.647**	**24.721**	**24.832**	**20.188**
Usina Termelétrica Jorge Lacerda A – UTJL - A	232	878	870	577
Usina Termelétrica Jorge Lacerda B – UTJL - B	262	1.190	1.284	1.099
Usina Termelétrica Jorge Lacerda C - UTJL – C	363	2.010	2.283	1.985
Usina Termelétrica Charqueadas - UTCH	72	246	261	158
Usina Termelétrica Alegrete - UTAL	66	-	1	-
Usina Termelétrica William Arjona - UTWA	190	728	626	538
Usina de Co-geração Lages – UCLA (Controlada)	28	28	10	-
Sub-total	**1.213**	**5.080**	**5.335**	**4.357**
Total	**5.860**	**29.801**	**30.167**	**26.723**

11.01 - PROCESSO DE PRODUÇÃO

Percentuais já depreciados dos principais equipamentos das usinas, em 31.12.2005.

USINA	ENTRADA EM OPERAÇÃO	% DEPRECIAÇÃO MÉDIA
Usina Hidrelétrica Passo Fundo - UHPF	1973	73,0
Usina Hidrelétrica Salto Osório - UHSO	1975 a 1981	76,7
Usina Hidrelétrica Salto Santiago - UHSS	1980	74,4
Usina Hidrelétrica Itá – UHIT - (participação em consórcio)	2000 e 2001	12,4
Usina Hidrelétrica Machadinho UHMA – (participação em consórcio)	2002	8,8
Usina Hidrelétrica Cana Brava – UHCB	2002	8,5
Usina Termelétrica Jorge Lacerda A – UTJL - A - Unidades I a IV	1965 a 1974	84,9
Usina Termelétrica Jorge Lacerda B – UTJL - B - Unidades V e VI	1979 e 1980	94,8
Usina Termelétrica Jorge Lacerda C - UTJL – C – Unidade VII	1997	39,2
Usina Termelétrica Charqueadas - UTCH	1962	88,0
Usina Termelétrica Alegrete - UTAL	1968	89,3
Usina Termelétrica William Arjona - UTWA	1999 e 2001	38,4
Usina de Cogeração Lages – UCLA	2003	7,5

2. Estratégias de Seguros

- Propriedade: para usinas em geral e demais bens são efetuados seguros do tipo "All Risks". Os valores de cobertura são definidos com base em custos praticados internacionalmente, que cobrem a reconstrução de uma nova usina equivalente à sinistrada. A indenização não leva em conta a desvalorização pela idade do equipamento.
- Interrupção de Negócios: a Companhia está totalmente protegida contra perdas por lucro cessante causadas por sinistros que originem interrupção de produção de energia.
- Responsabilidade Civil: a Companhia também está protegida contra indenizações oriundas de danos causados a terceiros, incluindo poluição súbita.
- Novos Empreendimentos: os projetos de responsabilidade da Companhia, ou por ela contratados são protegidos por seguros do tipo "All Risks" durante a fase de construção, compreendendo construção e montagem, responsabilidade civil normal e cruzada, e perdas de lucro cessante devido a atraso de entrada em operação. Durante a fase de pré-operação, a Companhia mantém seguro para proteção de seus ativos, bem como, para cobertura de lucro cessante devido à interrupção de produção em equipamentos aceitos provisoriamente.
- Veículos: a Companhia adota a política de alugar veículos leves, que estão protegidos por seguro obrigatório e por seguro adicional.
- Empregados: a Companhia mantém apólice de Seguro de Vida em Grupo para seus empregados.
- Pesquisa de Mercado: para cada tipo de seguro, os valores de cobertura e as deduções são determinados levando-se em conta as práticas do mercado internacional, disponibilidade e preços.

11.01 - PROCESSO DE PRODUÇÃO

3. Riscos de interrupção da produção

A interrupção da produção de energia está relacionada diretamente com o desempenho dos equipamentos das usinas.

Os riscos inerentes ao processo de produção da Tractebel Energia podem ser expressos pelos seguintes indicadores de desempenho: taxa de falha e indisponibilidade dos equipamentos principais das usinas.

As indisponibilidades podem ser classificadas em dois grupos principais: programadas e forçadas.

As indisponibilidades programadas são decorrentes de paralisações para manutenções de unidades geradoras. Seguem rigorosos cronogramas que são antecipadamente negociados com o ONS-Operador Nacional do Sistema Elétrico, com o objetivo de minimizar ou evitar os impactos no sistema elétrico, portanto, o impacto das mesmas nos negócios da empresa pode ser considerado de baixíssimo risco ou até risco zero.

As indisponibilidades forçadas são aquelas que fogem da programação acima e podem ser classificadas em:

- Indisponibilidade Forçada de Urgência: oriundas de ocorrências que provocam ou requerem a parada da unidade geradora ou a limitação parcial da capacidade de produção de energia num prazo máximo de 24 horas, a partir de sua constatação, mas não imediatamente.

- Indisponibilidade Forçada Intempestiva: oriundas de ocorrências que provocam ou requerem parada da unidade geradora ou a limitação parcial da capacidade de produção de energia, de forma imediata, seja por atuação de uma proteção, ou pela ação de um operador no momento da constatação da ocorrência.

A taxa de falha expressa a incidência de ocorrências classificadas como "indisponibilidade forçada intempestiva" e as denominadas "falhas na partida". A análise desse índice leva em consideração a origem da falha e seu impacto no sistema elétrico, que pode ser externo ou interno à instalação (unidade em operação ou falha na partida).

Em 2005, a Disponibilidade Total de todas as usinas da Tractebel Energia foi de 90,8% e, considerando-se apenas as Indisponibilidades Programadas, o índice passa a ser de 97,2%. As hidrelétricas tiveram uma disponibilidade global de 93,0% e as termelétricas tiveram uma disponibilidade global de 80,5%. Estes índices podem ser considerados muito bons.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

PROCESSO DE COMERCIALIZAÇÃO

Clientes da Tractebel Energia

Os principais clientes da Tractebel Energia, no exercício de 2005, foram empresas distribuidoras de energia elétrica situadas nos Sistemas Elétricos Sul e Sudeste/Centro-Oeste do Brasil, que é composto pelos estados do Paraná, Santa Catarina, Rio Grande do Sul, São Paulo, Rio de Janeiro, Espírito Santo, Minas Gerais, Mato Grosso do Sul, Mato Grosso e Goiás, além de 110 Clientes Industriais espalhados em 11 (onze) estados da federação e empresas comercializadoras de energia elétrica.

Dentre os clientes industriais atendidos pela Companhia, destacam-se empresas que atuam nos setores de papel e celulose, fertilizantes, gases industriais, petroquímico, automobilístico e alimentício, os quais são atendidos por meio de Contratos flexíveis em relação ao volume e tempo de duração.

É estratégia da Companhia aumentar a participação do segmento industrial em sua carteira de contratos. Para tanto, adota uma política ativa de fidelização de clientes que possibilita a adequação da compra de energia ao processo produtivo de cada consumidor. Adicionalmente, um dos serviços prestados no âmbito dessa política é a auditoria energética, cujo objetivo é garantir máxima eficiência na utilização da energia de clientes selecionados. Com isso, a Companhia alcança padrão diferenciado de relacionamento com esses clientes, ao mesmo tempo em que atua na otimização dos volumes de energia disponibilizados para venda.

A participação dos consumidores industriais na receita da Companhia, que era praticamente nula em 2000, atingiu 12% em 2004 e 21% em 2005, quando sua carteira registrava mais de 100 clientes livres.

Participação dos clientes na receita


33%
37%
18%
12%
2004
18%
42%
19%
21%
2005
Distribuidoras (Contratos iniciais)
Distribuidoras (Contratos bilaterais)
Comercializadoras
Consumidores industriais

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

Os Contratos Iniciais constituíam-se em contratos de fornecimento de energia elétrica com tarifas e quantidades aprovados pela ANEEL, celebrados entre as Geradoras (inclusive a Companhia) e Distribuidoras atuantes no setor, quando da privatização do setor elétrico, nos termos da Lei do Setor Elétrico. A principal finalidade dos Contratos Iniciais era assegurar que as Distribuidoras tivessem acesso a fornecimento estável de energia elétrica por preços que garantissem uma taxa de retorno fixa às Geradoras durante o período de transição, pós privatização do setor elétrico, objetivando o estabelecimento de um mercado de energia elétrica livre e competitivo. Para maiores informações sobre os Contratos Iniciais, vide subitem "Contratos Iniciais" na seção "Visão Geral do Setor Elétrico Brasileiro".

Tendo sido caracterizados pela transitoriedade, os montantes de energia elétrica contratados por meio dos Contratos Iniciais vêm sendo reduzidos a cada ano desde 2003, sendo que, nos termos da Lei do Setor Elétrico, cada Contrato Inicial somente poderá permanecer em vigor até 31 de dezembro de 2005 que, foi a data de encerramento desse tipo de Contrato.

Em 2003, 2004 e 2005, a energia comercializada pela Companhia por meio de Contratos Iniciais foi correspondente a 18.561 GWh, 12.383 GWh e a 6.207 GWh, respectivamente, representando cerca de 76%, 44% e 21%, respectivamente, da energia elétrica total comercializada pela Companhia nos referidos períodos. Por meio de Contratos Iniciais, a Companhia fornecia energia elétrica para as concessionárias: AES Sul Distribuidora Gaúcha de Energia S.A., CEEE, CELESC, Enersul, Furnas e RGE..

O quadro a seguir apresenta a evolução da receita líquida consolidada proveniente da comercialização de energia por meio de Contratos Iniciais e a respectiva participação no total de receitas líquidas da Companhia, nos exercícios sociais encerrados em 31 de dezembro de 2003, 2004 e 2005:

Exercícios Sociais Encerrados em 31 de dezembro					
2005		**2004**		**2003**	
R$ mil	%	R$ mil	%	R$ mil	%
464.086	17,85	813.135	32,92	1.077.467	58,85

Distribuidoras e Comercializadoras

No ano de 2003, quando as entregas de energia contratadas pela Companhia, por meio dos Contratos Iniciais, começaram a ser reduzidas em 25% ao ano, de acordo com a Lei do Setor Elétrico, iniciou-se um período no setor elétrico brasileiro denominado "mercado livre". Os contratos de compra e venda de energia, nesse período, passaram a ser livremente negociados entre Geradoras e Distribuidoras, sendo referidos como "Contratos Bilaterais".

O volume contratado pela Companhia diretamente com as Distribuidoras evoluiu de 2.630 GWh em 2003 para 6.948 GWh em 2004 e depois para 9.315 GWh em 2005. Até o ano de 2003 a Companhia praticamente não tinha contratos de fornecimento com Comercializadoras, sendo que em 2003, o volume contratado com esses participantes foi de 819 GWh, passando a 4.682 GWh em 2004 e depois para 6.890 em 2005, o que representou cerca de 23,1% da energia elétrica total

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

comercializada pela Companhia no referido período. Por meio da celebração de Contratos Bilaterais, a Companhia fornece energia para as concessionárias: CPFL Paulista, CPFL Piratininga, RGE, Light e CELESC.

Os quadros a seguir apresentam a evolução da receita líquida consolidada proveniente da comercialização de energia com Comercializadoras e por meio de Contratos Bilaterais com Distribuidoras, nos exercícios sociais encerrados em 31 de dezembro de 2003, 2004 e 2005, por categoria de clientes:

Comercializadoras

Exercícios Sociais Encerrados em 31 de dezembro					
2005		2004		2003	
R$ mil	%	R$ mil	%	R$ mil	%
496.695	19,10	447.244	18,11	166.576	9,10

Distribuidoras - Contratos Bilaterais

Exercícios Sociais Encerrados em 31 de dezembro					
2005		2004		2003	
R$ mil	%	R$ mil	%	R$ mil	%
1.075.135	41,35	911.375	36,90	422.922	23,10

Consumidores Industriais

A participação dos Consumidores Industriais na receita líquida consolidada, praticamente nula em 2000, atingiu cerca de 16% em 2004 e 24,9% em 2005, quando foram vendidos cerca de 7.411 GWh a clientes desse segmento. Em 2005, a Companhia atendia mais de 100 Consumidores Industriais nos Estados de São Paulo, Goiás, Paraná, Rio de Janeiro, Rio Grande do Sul, Bahia, Maranhão, Mato Grosso do Sul, Mato Grosso, Minas Gerais, Santa Catarina e Distrito Federal.

O quadro a seguir apresenta a evolução da receita líquida consolidada proveniente da comercialização de energia por meio de contratos com Consumidores Industriais. nos exercícios sociais encerrados em 31 de dezembro de 2003, 2004 e 2005:

Exercícios Sociais Encerrados em 31 de dezembro					
2005		2004		2003	
R$ mil	%	R$ mil	%	R$ mil	%
541.059	20,81	298.177	12,07	163.972	8,95

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

Política de Fidelização de Clientes

A meta objetivada pela Companhia para os próximos anos é o aumento da participação do segmento industrial na sua carteira de contratos. Para tanto, a Companhia mantém o compromisso para com seus clientes e adota uma política de fidelização que, dentre outras alternativas, possibilita a adequação da compra de energia ao processo produtivo de cada consumidor, mediante a celebração de contratos flexíveis. Adicionalmente, um dos serviços prestados no âmbito dessa política é a auditoria energética para clientes selecionados, cujo objetivo é garantir eficiência na utilização da energia elétrica por tais consumidores.

Em 2005, a Companhia deu início a várias ações no âmbito do seu "Programa de Relacionamento com Clientes", com o objetivo de conhecer melhor seus clientes e suas necessidades. Ao longo do ano, foi realizada uma pesquisa de satisfação com 91% dos clientes livres da empresa, cujos resultados serviram para a readequação e melhoria em diversos processos internos. Nesse mesmo ano, serviços adicionais foram disponibilizados através de um novo canal de comunicação na internet - o Cliente Online, e várias ações internas foram concluídas, dentre elas a implantação do Sistema de Comercialização e Negócios, para gerenciamento de dados e informações de negociações, contratos e clientes.

Ainda em 2005, representantes de 40 Consumidores Industriais atendidos pela Companhia participaram dos Roteiros de Visita às Usinas, organizado pelo Programa de Relacionamento, e que permitiu que conhecessem de perto as instalações e ações ambientais realizadas nas Usina de Cogeração de Lages, no Complexo Termelétrico de Jorge Lacerda e na Hidroelétrica de Itá.

Em complementação às ações de relacionamento, a Companhia promoveu um evento empresarial na cidade de São Paulo, com palestra de Martin Escobari, e também participou de outros eventos setoriais envolvendo os principais agentes do mercado de energia elétrica, tais como o 6° Encontro de Negócios de Energia, promovido pela Federação das Industrias do Estado de São Paulo - FIESP.

No final do ano, a Companhia encerrou suas ações de relacionamento com a promoção de um grande evento para mil e quinhentos convidados, que compareceram ao espetáculo O Fantasma da Ópera, em uma sessão fechada e exclusiva para um público de clientes, autoridades e parceiros da empresa.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

Contratos de Compra e Venda de Energia Elétrica

Em 31.12.2005, os Contratos Iniciais de Compra e Venda de Energia Elétrica da Companhia foram extintos, conforme redução de 25% ao ano, ocorrida a partir de 2003. Com isso, a energia liberada desse Contratos foram contratadas através da venda a Consumidores Industriais, Comercializadoras e Distribuidoras.

Contratante	Período da Contratação	Energia Contratada (MWh)
RGE	01.01.2006 a 31.12.2014	33.324.510
CELESC	01.01.2006 a 31.12.2007	262.760
	01.01.2006 a 31.12.2008	18.542.585
Companhia Paulista de Força e Luz	01.01.2006 a 31.12.2010	8.456.168
Companhia Piratininga de Força e Luz	01.01.2006 a 31.12.2010	4.931.584
Light	01.01.2006 a 31.12.2007	665.658
Comercializadoras	01.01.2006 a 31.12.2007	5.854.802
	01.01.2006 a 31.12.2010	15.749.276
	01.01.2006 a 31.12.2016	10.525.045
Consumidores Industriais	01.01.2006 a 31.12.2007	7.932.943
	01.01.2006 a 31.12.2010	4.081.552
	01.01.2006 a 31.12.2012	2.786.208
Distribuidoras		
1º Leilão de Energia existente (2004)	01.01.2007 a 31.12.2014	701.280
2º Leilão de Energia existente (2005)	01.01.2008 a 31.12.2015	10.512.000
4º Leilão de Energia existente (2005)	01.01.2009 a 31.12.2016	26.709.648
Leilão de Energia Nova (2005)	01.01.2010 a 31.12.2039	52.560.000

O preço de venda da energia elétrica dos Contratos Bilaterais firmados pela Companhia é livremente negociado com os respectivos compradores e são reajustados pelo IGP-M. Os Contratos Bilaterais dispõem de mecanismo que visa inibir a rescisão pelos respectivos compradores ao estabelecer multa rescisória que leva em consideração o valor remanescente do contrato.

DISTRIBUIÇÃO

A distribuição da energia elétrica produzida pela Tractebel Energia para atendimento de seus clientes é de responsabilidade das empresas de transmissão e distribuição do Sistema Elétrico Nacional, dentro das normas de funcionamento do setor.

MERCADOS

A Tractebel Energia atua como produtora independente de energia elétrica, realizando suprimentos nos Estados que formam o sistema geo-elétrico do Sul e Sudeste/Centro-Oeste do Brasil. Adotando uma política agressiva de comercialização, a Tractebel Energia vem diversificando cada vez mais seu mercado, atuando no fornecimento de energia elétrica para clientes industriais, distribuidoras e comercializadoras de energia, além de fornecer "backup" a outros produtores independentes de energia elétrica .

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

No que se refere ao Mercosul, a Tractebel Energia possui contrato com a Companhia de Interconexão Energética - CIEN para a compra de energia da Argentina, proporcionando uma forte interligação elétrica do Brasil com o país vizinho, consolidando a presença da Companhia no setor elétrico do Mercosul.

A Tractebel Energia recebeu autorização da ANEEL, por meio da Resolução nº 227, de 24 de abril de 2002, para exportar energia de natureza interruptível mediante intercâmbio elétrico entre o Brasil e a Argentina. Esta autorização permitirá a maximização do benefício energético entre os dois países, que atualmente ocorre de forma unilateral, quando o ONS ativa a importação da Argentina para o Brasil nas situações em que o preço no Mercado Brasileiro - CCEE está maior que o preço no Mercado Argentino - MEM.

O consumo de energia no Brasil e o PIB

O consumo de energia elétrica no País cresceu 4,8% em 2005, totalizando 335.411 GWh. O crescimento por segmento consumidor foi o seguinte: residencial (5,4%), comercial (7,2%), industrial (2,4%) e outros (7,3%). O consumo industrial representou 45% do mercado nacional, enquanto o mercado residencial respondeu por 25%. O consumo médio por residência foi de 140 kWh por mês, ainda abaixo da média registrada antes do racionamento de 2001/2002, que era de 180 kWh por mês.

O setor público, por sua vez, fechou o período com um superávit primário de 4,97% do PIB, acima da meta de 4,25%. Em contrapartida, a atividade econômica ficou aquém do esperado, movimento ratificado pelo baixo crescimento do PIB, de apenas 2,6%.

Outros indicadores foram negativos: inflação de 5,69% a.a. (IPCA), quando a meta era de 5,1% a.a.; taxa básica de juros (Selic) encerrou o ano ainda em 18% a.a., com redução inexpressiva em relação a janeiro, quando era de 18,25% a.a. e dívida líquida do setor público, que manteve proporção equivalente a 51% do PIB.

O gráfico a seguir, apresenta a trajetória de crescimento anual do consumo de energia elétrica e do PIB nos últimos anos:


Evolução do Consumo de Energia Elétrica e do PIB
8
6
4
2
0
-2
-4
-6
-8
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
5,85
5,7
6,2
4,6
5,2
4,8
2,6
4,22
4,4
3,27
2,66
4,1
1,6
0,13
0,79
4,36
1,42
2,5
1,52
3,7
-0,2
4,5
2,6
-7,7
PIB
ENERGIA

Fonte: Eletrobrás e Jornal Valor Econômico.

11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

Concorrência

O setor elétrico brasileiro é caracterizado pela atuação das companhias estatais, principalmente no que se refere à geração de energia elétrica, segmento de atuação da Companhia. Em 19 de maio de 2006, a Capacidade Instalada do País era de 94.335 MW, dos quais 32% correspondem à participação da Eletrobrás e 12%, à participação das três maiores geradoras privadas (Tractebel Energia, AES Tietê e Duke Energy Paranapanema).


Capacidade Instalada - Brasil
Outros 29%
Eletrobras 32%
Duke 2%
AES Tietê 3%
Copel 5%
Cemig 7%
Tractebel 7%
Cesp 8%
Itaipú 7%

Fonte: Banco de Informações de Geração – ANEEL (atualizado em 19/05/2006).

Posicionamento no mercado competitivo

A Tractebel Energia vem sustentando nos últimos anos a sua posição de principal geradora privada do país. Em dezembro de 2005, a capacidade instalada em operação da Companhia e de suas controladas, incluindo a propriedade indireta das UHEs Itá e Cana Brava, atingiu 5.860 MW. A oferta potencial de energia atinge 5.968 MW, em função da compra de 72 MW importada da Argentina e, também, de 36 MW da ITASA.

Capacidade Instalada	Setembro 1998	Dezembro 2005
Hidrelétricas	2.724	4.647
Termelétricas	995	1.213
Total	**3.719**	**5.860**
Aquisição CIEN	-	72
Aquisição ITASA	-	36
Oferta Disponível	**3.719**	**5.968**

11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

A geração da Tractebel Energia tem origem predominantemente hidráulica (79,3%), sendo complementada por geração térmica (20,7%). Esse composto é compatível com o nível de risco desejado pela Companhia e permite a formação de preços altamente competitivos. A localização das usinas (Sul e Centro-Oeste) atua no sentido de reduzir significativamente os riscos de submercado. A inserção da Companhia no Mercosul, através da aquisição de energia elétrica importada da Argentina, possibilita a montagem de estratégias de comercialização que aproveitam os diferenciais de preço nos dois mercados.

A Tractebel Energia apresenta uma carteira diversificada de clientes, atendendo concessionárias distribuidoras de energia, comercializadoras e consumidores livres (indústrias), por meio de contratos flexíveis em relação ao volume e tempo de duração. Dentre os clientes industriais atendidos pela Companhia, destacam-se empresas que atuam nos setores de papel e celulose, fertilizantes, gases industriais, petroquímico, automobilístico e alimentício.

É estratégia da Companhia aumentar a participação do segmento industrial em sua carteira de contratos. Para tanto, adota uma política ativa de fidelização de clientes que possibilita a adequação da compra de energia ao processo produtivo de cada consumidor. Adicionalmente, um dos serviços prestados no âmbito dessa política é a auditoria energética, cujo objetivo é garantir máxima eficiência na utilização da energia de clientes selecionados. Com isso, a Companhia alcança padrão diferenciado de relacionamento com esses clientes, ao mesmo tempo em que atua na otimização dos volumes de energia disponibilizados para venda.

A participação dos consumidores industriais na receita da Companhia, que era praticamente nula em 2000, atingiu 12% em 2004 e 21% em 2005, quando sua carteira registrava mais de 100 clientes livres.

Participação dos clientes na receita


33%
37%
18%
12%
18%
42%
19%
21%
2004
2005
Distribuidoras (Contratos iniciais)
Distribuidoras (Contratos bilaterais)
Comercializadoras
Consumidores industriais

A Companhia possui um dos melhores índices de contratação no segmento livre do setor, com mais de 100 plantas industriais atendidas, localizadas em 12 Estados, e 755 MW médios contratados.

11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

O posicionamento competitivo da Companhia se expressa também através da sua presença em novas áreas de negócio, como a co-geração e os serviços de consultoria diversos, aproveitando as vantagens que desfruta por ser operadora de plantas com diferentes portes, características e combustíveis. A experiência da Tractebel Energia na geração de energia se integra do mesmo modo com o desenvolvimento de projetos industriais que façam uso ou produzam utilidades ao longo de seus processos. A par disso, a filosofia comercial da Companhia consolida-se em torno do atendimento das necessidades dos clientes, buscando sempre a formação de relacionamentos comerciais duradouros e construtivos. A companhia beneficia-se igualmente das sinergias geradas entre as demais empresas do Grupo Suez.

Tanto o processo de expansão quanto a inserção em novos mercados estratégicos estão amparados na sólida estrutura organizacional e financeira do Grupo Suez, e na larga experiência internacional de seus administradores.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

13.01 - PROPRIEDADES RELEVANTES

1 - ITEM	2 - TIPO DE PROPRIEDADE	3 - ENDEREÇO
01	USINA HIDRELÉTRICA PASSO FUNDO - 226 MW	USINA HIDRELÉTRICA PASSO FUNDO
02	USINA HIDREL. SALTO OSÓRIO - 1.078 MW	RODOVIA PR 475, KM 33
03	USINA HIDREL. SALTO SANTIAGO - 1.420 MW	RODOVIA BR 158, KM 42
04	UHE ITÁ - 1.450 MW (PARTIC.EM CONSÓRCIO)	VOLTA DA UVA S/Nº
05	UHE MACHADINHO-1.140 MW (PART.CONSÓRCIO)	RUA PARANÁ, 148 - BAIRRO BALNEÁRIO

1 - ITEM	4 - MUNICÍPIO	5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO	14 - OBSERVAÇÃO
01	ENTRE RIOS DO SUL	RS	148.571,600	13,199	32	SIM	NÃO	NÃO			
02	QUEDAS DO IGUAÇU	PR	44.427,286	13,251	30	SIM	NÃO	NÃO			
03	SAUDADE DO IGUAÇU	PR	195.714,893	11,412	25	SIM	NÃO	NÃO			
04	ARATIBA	RS	159.097,222	12,422	5	SIM	NÃO	NÃO			
05	PIRATUBA	SC	129.268,648	16,153	3	SIM	NÃO	NÃO			

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

13.01 - PROPRIEDADES RELEVANTES

1 - ITEM	2 - TIPO DE PROPRIEDADE	3 - ENDEREÇO
06	USINA TERMELÉTRICA CHARQUEADAS - 72 MW	RUA GEÓLOGO WHITE, S/Nº - CENTRO
07	USINA TERMELÉTRICA ALEGRETE - 66 MW	RUA JOÃO GALANT, S/Nº - IBIRAPUITÃ
08	COMPLEXO TERMEL.JORGE LACERDA - 857 MW	AV. PAULO SANTOS MELLO, S/Nº - CENTRO
09	USINA TERMEL. WILLIAM ARJONA - 120 MW	RODOVIA BR 060 - ESTRADA VICINAL
10	EDIFÍCIO SEDE	RUA ANTÔNIO DIB MUSSI, Nº 366 - CENTRO

1 - ITEM	4 - MUNICÍPIO	5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO	14 - OBSERVAÇÃO
06	CHARQUEADAS	RS	124,334	7,308	43	SIM	NÃO	NÃO			
07	ALEGRETE	RS	204,274	8,624	37	SIM	NÃO	NÃO			
08	CAPIVARI DE BAIXO	SC	2.561,322	51,468	40	SIM	NÃO	NÃO			
09	CAMPO GRANDE	MS	30,334	0,490	6	SIM	NÃO	NÃO			
10	FLORIANÓPOLIS	SC	5,830	5,604	22	SIM	NÃO	SIM	11/09/2002	30/11/2007	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

13.01 - PROPRIEDADES RELEVANTES

1 - ITEM	2 - TIPO DE PROPRIEDADE	3 - ENDEREÇO	4 - MUNICÍPIO	5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO	14 - OBSERVAÇÃO
11	SALAS COMERCIAIS	R.ADOLFO MELO Nº 38 - 10º ANDAR - CENTRO	FLORIANÓPOLIS	SC	0,110	0,110	15	SIM	NÃO	NÃO			
12	USINA HIDRELÉTRICA CANA BRAVA	UHE CANA BRAVA	CAVALCANTE	GO	140.000,000	8,500	3	SIM	NÃO	NÃO			
13	USINA DE COGERAÇÃO LAGES	RUA VIVANDERIO SANTOS VALE S/Nº - CAROBÁ	LAGES	SC	59,908	11,716	2	SIM	NÃO	NÃO			

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

PRINCIPAIS FATOS OCORRIDOS EM 2005:

GRUPAMENTO DE AÇÕES

Consoante deliberação ocorrida na Assembléia Geral Extraordinária realizada em 07.04.2005, as ações representativas do capital social da Companhia foram agrupadas, em 23.05.2005, na proporção de 1.000 (mil) ações para 1 (uma) ação da mesma espécie e classe existentes.

Concomitantemente com essa operação no Brasil, a relação de ações por *ADR – American Depositary Receipt* no mercado americano também foi alterada, passando a ser de 5 (cinco) ações para 1 (um) *ADR*.

O grupamento não implicou em alteração do valor do Capital Social e teve por objetivo: padronizar os parâmetros de negociação nacional com os adotados pelas Bolsas internacionais, dar maior liquidez aos títulos em bolsa facilitando negociações, redução de custos para processamento da base acionária e maior eficiência e controle ao relacionamento com clientes.

EMISSÃO PÚBLICA DE DEBÊNTURES

Em 11.05.2005 a Comissão de Valores Mobiliários – CVM deferiu o registro de distribuição primária de debêntures simples, mediante subscrição pública, de emissão da Companhia, conforme os registros nºs. CVM/SRE/DEB/2005/024 e 025, composta por 20.000 debêntures simples, da forma escritural, não conversíveis em ações da emissora, em duas séries, da espécie sem garantia nem preferência (quirografária), com valor nominal unitário de R$ 10.000,00 (dez mil reais), sendo que as debêntures da 1ª série terão vencimento fixado em 2 de maio de 2011 e amortização integral em uma única parcela, em seu vencimento final, e as debêntures da 2ª série terão vencimento fixado em 2 de maio de 2010 e amortização integral em uma única parcela, perfazendo, na data de emissão, 2 de maio de 2005, o montante total de R$ 200.000 mil.

As debêntures da 1ª série serão atualizadas pelo IGP-M e farão jus a uma remuneração que contemplará juros remuneratórios apurados mediante a aplicação de uma taxa percentual fixa de 9,29% ao ano, a partir da data de emissão, incidente sobre o Valor Nominal Unitário das Debêntures da 1ª série. As debêntures da 2ª série farão jus a uma remuneração equivalente à acumulação de 103,90% da Taxa DI.

A liquidação total da oferta pública das debêntures ocorreu no dia 16.05.2005. Os recursos obtidos por meio da Oferta destinaram-se a aumento de capital na controlada Companhia Energética Meridional – CEM, para propiciar àquela Companhia, o pré-pagamento, ocorrido em 16.05.2005, dos Contratos de Empréstimos por ela contraídos, junto ao Banco Interamericano de Desenvolvimento (BID).

O pré-pagamento, no valor total de US$ 124,764,736.00 (cento e vinte e quatro milhões, setecentos e sessenta e quatro mil e setecentos e trinta e seis dólares) ocorreu com recursos próprios da controlada e também, dos recursos provenientes do aumento de capital efetuado pela Tractebel Energia S.A., no valor de R$ 200.000 mil.

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

CLASSIFICAÇÃO DE RISCOS

A empresa Fitch Ratings atribui à Companhia o rating "AA-(bra)", referente ao Rating Nacional de Longo Prazo à dívida sênior não securitizada e a empresa Standard & Poor's, o rating "brA+", de crédito corporativo em sua Escala Nacional Brasil. Este mesmo rating foi atribuído a primeira e segunda séries da emissão de debêntures. Para atribuição destes ratings, estas empresas levaram em consideração diversos aspectos positivos tais como: seu baixo custo de geração de energia elétrica, moderado nível de endividamento total comparado ao fluxo de caixa, elevado nível de contratação de energia até 2008, entre outros.

As duas empresas consideram a pespectiva dos ratings estáveis, o que denota um risco de crédito muito baixo, se comparado a outros emissores ou emissões de debêntures no país. Esta avaliação tem como ponto forte a capacidade da Companhia, acima da média, em atender seus compromissos financeiros no seu mercado de atuação e sua estratégia conservadora em manter seu atual perfil financeiro nos próximos anos. Além disso, as empresas levaram em consideração as boas perspectivas para a economia brasileira a curto prazo, que influenciam positivamente o nível de consumo de energia elétrica.

As empresas foram contratadas pela Companhia com o objetivo de cumprir uma das condições para a emissão de 20.000 debêntures, no valor de R$ 200.000 mil, para reestruturar o seu endividamento, trocando parte da sua dívida em moeda externa por dívida em moeda local.

CONVERSÃO DE AÇÕES E ENTRADA NO NOVO MERCADO DA BOVESPA

A Companhia, em cumprimento ao disposto na Instrução CVM n° 358/2002, comunicou aos seus acionistas e ao mercado, que seu Conselho de Administração, em reunião realizada em 07.06.2005, aprovou proposta de conversão da totalidade das ações preferenciais classes "A" e "B" de emissão da Companhia em ações ordinárias, na proporção de uma ação ordinária para cada ação preferencial.

A referida proposta tinha por objetivos essenciais: (i) equalizar os direitos conferidos pelas ações de emissão da Companhia; (ii) adaptar a sua estrutura acionária aos procedimentos mais recomendados de governança corporativa; (iii) conferir maiores condições de liquidez a todas as ações de emissão da Companhia; e (iv) possibilitar que a Companhia, no futuro, possa vir a ter condições de ingressar no denominado "Novo Mercado" da Bolsa de Valores de São Paulo - BOVESPA.

As Assembléias Gerais Extraordinárias, Especial dos Titulares de ações preferenciais classe "A" e classe "B", foram realizadas no dia 27.06.2005, tendo sido aprovada apenas a conversão da totalidade das ações preferências classe "B" e a posterior consolidação do Estatuto Social. Em 17.08.2005 foi ratificada pela segunda Assembléia Especial dos Titulares de ações preferenciais classe "A" (2ª convocação) a conversão da totalidade das ações preferenciais classe "A" e, também, a posterior consolidação do Estatuto Social.

Em 10 de outubro de 2005, a Companhia em atendimento à Instrução CVM n° 358, de 3 de janeiro de 2002, comunicou aos seus acionistas e ao mercado em geral que o processo de conversão de ações foi concluído em 30 de setembro de 2005, e que foram aprovadas novas medidas que visavam aproximar ainda mais a Companhia do mercado de capitais, como:

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

(i) a adesão da Companhia e a listagem e negociação de suas ações no segmento do Novo Mercado da Bolsa de Valores de São Paulo – Bovespa;

(ii) o aumento da liquidez das ações negociadas na BOVESPA, com a alienação por parte do acionista controlador da Companhia, Suez Energy South America Participações Ltda. ("SESA"), através de oferta pública secundária por meio de uma distribuição pública secundária, em mercado de balcão não organizado, no Brasil, de acordo com a Instrução da Comissão de Valores Mobiliários nº 400, de 29 de dezembro de 2003, com esforços de venda no exterior, com base nas isenções de registro previstas na *Rule 144A* e na *Regulation S*, ambas do *Securities Act* de 1993 dos Estados Unidos da América, de aproximadamente 8% do capital social e votante da Companhia no momento da realização da oferta.

O início da distribuição pública secundária de ações ordinárias foi no dia 08 de dezembro de 2005 e, o anúncio de encerramento ocorreu no dia 28 de dezembro de 2005. O acionista controlador, SESA, vendeu através desta oferta, 62.500.000 ações, equivalentes a 9,57% do Capital Social da Companhia, passando a deter 68,73% do total das ações de emissão da Companhia.

POLÍTICA INDICATIVA DE DISTRIBUIÇÃO DE DIVIDENDOS DA COMPANHIA

No último trimestre do ano de 2005, a Tractebel Energia aprovou a reforma do seu Estatuto Social, visando adequá-lo às regras e procedimentos do Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo. Aprovou ainda, uma nova política de dividendos que compreende:

- elevação do dividendo mínimo obrigatório estabelecido no Estatuto Social da Companhia de 25% (vinte e cinco por cento) para 30% (trinta por cento) do lucro líquido do exercício, ajustado nos termos da Lei 6.404/76;
- adoção da política indicativa de distribuição de dividendos da Companhia, para que as futuras distribuições de dividendos, inclusive juros sobre capital próprio, sejam realizadas semestralmente no valor equivalente a 55% (cinqüenta e cinco por cento) do lucro líquido ajustado para o respectivo semestre, calculado em conformidade com os artigos 193 a 203 da Lei nº 6.404 de 15 de dezembro de 1976 (a "Lei das Sociedades por Ações"), as práticas contábeis brasileiras e as regras da Comissão de Valores Mobiliários - CVM;
- fica consignado, por unanimidade, que a aprovação da política de distribuição de dividendos não impedirá a Companhia de declarar dividendos, inclusive juros sobre capital próprio, em valores inferiores a 55% (cinqüenta e cinco por cento) do lucro líquido ajustado, quando exigido por disposição legal ou pelas condições financeiras da Companhia, inclusive em razão de quaisquer circunstâncias que recomendem a preservação da liquidez da Companhia ou o fortalecimento de sua posição financeira, tais como planos de realização de aquisições, projetos de expansão ou investimento, quaisquer pagamentos sob quaisquer financiamentos, expectativas de contração de demanda nos setores em que atua Companhia, condições recessivas na economia brasileira ou mundial ou quaisquer outras circunstâncias similares, conforme o julgamento do Conselho de Administração da Companhia;

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

- que a nova política indicativa de distribuição de dividendos entraria em vigor imediatamente e se aplicará à distribuição de dividendos relativos ao exercício social iniciado em 1° de janeiro de 2005;
- fica consignado que a Companhia poderá revisar, alterar ou revogar a política indicativa de distribuição de dividendos ora adotada a qualquer tempo, mediante nova deliberação deste Conselho de Administração, ficando a Diretoria Executiva da Companhia autorizada a adotar as providências decorrentes desta deliberação; e
- fica consignado que a Companhia e sua Diretoria Executiva poderão dar divulgação ampla e transparente da política indicativa de distribuição de dividendos ora aprovada.

POSIÇÃO DOS CONTROLADORES, ADMINISTRADORES E AÇÕES EM CIRCULAÇÃO.

POSIÇÃO ACIONÁRIA CONSOLIDADA DOS CONTROLADORES E ADMINISTRADORES E AÇÕES EM CIRCULAÇÃO
Posição em 10/05/2006

Acionista	Quantidade de Ações Ordinárias (Em Unidades)	%	Quantidade de Ações Preferenciais (Em Unidades)	%	Quantidade Total de Ações (Em Unidades)	%
Controlador	448.630.462	68,73	-	-	448.630.462	68,73
Administradores						
Conselho de Administração	182.123	0,03	-	-	182.123	0,03
Diretoria	-	-	-	-	-	-
Conselho Fiscal	-	-	-	-	-	-
Outros Acionistas	203.929.607	31,24	-	-	203.929.607	31,24
Total	652.742.192	**100,00**	-	-	652.742.192	**100,00**
Ações em Circulação	203.929.607	31,24	-	-	203.929.607	31,24

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

POSIÇÃO ACIONÁRIA CONSOLIDADA DOS CONTROLADORES E ADMINISTRADORES E AÇÕES EM CIRCULAÇÃO
Posição em 10/05/2005

Acionista	Quantidade de Ações Ordinárias (Em Unidades)	%	Quantidade de Ações Preferenciais Classe A - PNA (Em Unidades)	%	Quantidade de Ações Preferenciais Classe B – PNB (Em Unidades)	%	Quantidade Total de Ações (Em Unidades)	%
Controlador	373.103.305.653	80,40	24.490.214	32,62	137.983.025.176	73,16	511.110.821.043	78,30
Administradores								
Conselho de Administração	15.503.473	-	-	-	200.100.000	0,10	215.603.473	0,03
Diretoria	6.305	-	-	-	750.335	-	756.640	-
Conselho Fiscal	-	-	-	-	100.000	-	100.000	-
Outros Acionistas	90.933.259.805	19,60	50.579.662	67,38	50.431.072.888	26,74	141.414.912.355	21,67
Total	464.052.075.236	100,00	75.069.876	100,00	188.615.048.399	100,00	652.742.193.511	100,00
Ações em Circulação	90.933.259.805	19,60	50.579.662	67,38	50.431.072.888	26,74	141.414.912.355	21,67

JUÍZO ARBITRAL

A Companhia está vinculada à arbitragem na Câmara de Arbitragem do Mercado, conforme Cláusula Compromissória constante do artigo 39 do seu Estatuto Social, abaixo transcrita:

"**Art. 39 -** A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada ou decorrente, em especial, da aplicação, validade, eficácia, violação e interpretação das disposições contidas na Lei das Sociedades por Ações, no Estatuto Social da Companhia, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento de Listagem do Novo Mercado, do Regulamento de Arbitragem e do Contrato de Participação do Novo Mercado".

14.05 - PROJETOS DE INVESTIMENTO

Usina Termelétrica Jacuí

As principais características são as seguintes:

- Localização: Charqueadas, 50 km de Porto Alegre, no Estado do Rio Grande do Sul
- Potência nominal instalada: 350 MW
- Combustível: carvão mineral pulverizado
- Estágio: Obra paralisada, com conclusão parcial de 40%
  Equipamentos principais estocados no canteiro
  Licença ambiental de instalação (LI) emitida e renovada em janeiro de 2004

Em 12.03.1999, cumprindo exigências do Edital de Privatização, a Companhia comunicou à Agência Nacional de Energia Elétrica – ANEEL a sua intenção de concluir o Projeto Jacuí, recebendo, daquela agência reguladora, autorização para a implantação daquele empreendimento. O órgão de controle ambiental do Estado do Rio Grande do Sul, FEPAM, emitiu a Licença de Instalação (LI), renovado-a em janeiro de 2004. Diversas ações vinham sendo desenvolvidas no sentido de viabilizar o Projeto diretamente pela Companhia, mas pendências importantes a levaram a buscar soluções alternativas, como estratégia de negócio.

Em 4 de junho de 2004, a Tractebel Energia transferiu 33,33% do empreendimento que compreende o projeto para a Elétrica Jacuí S.A. – ELEJA, empresa constituída pela Rio Maggiore Mineração Ltda. para concluir o empreendimento. Nos termos do contrato de transferência, o percentual remanescente da Companhia no Projeto Jacuí ficou sendo objeto de ações recíprocas de compra, pela ELEJ, e de venda, pela Companhia.

Concomitantemente à celebração do contrato de transferência, as partes assinaram o Contrato de Constituição de Consórcio, através do qual a Tractebel Energia obrigava-se a disponibilizar, à ELEJA, sua experiência no desenvolvimento, implantação, operação e exploração comercial de empreendimentos similares ao Projeto Jacuí, além de incluir direitos, licenças, autorizações, projetos, estudos, desenhos, plantas e documentos, livros e inscrições fiscais, além de bens, terrenos, equipamentos, construções civis e outras instalações, que constituem parte substancial do acervo necessário e/ou adequado à implantação do empreendimento.

Através da Resolução Autorizativa nº 163, de 25 de abril de 2005, a Agência Nacional de Energia Elétrica – ANEEL autorizou a Tractebel Energia transferir à Empresa Elétrica Jacuí S.A. – ELEJA a autorização objeto da Resolução Nº 069, de 06 de fevereiro de 2002, para implantar, na condição de Produtor Independente de Energia Elétrica, a central geradora termelétrica denominada Jacuí. Neste mesmo ato normativo, a ANEEL atendeu ao pleito da Companhia estabelecendo novo cronograma com prazos factíveis e em época compatível com o volume de obras necessárias para a implantação e operação da central geradora termelétrica.

Em 29.07.2005 a ELEJA adquiriu da Companhia participação adicional de 33,33% do projeto Jacuí, por R$ 31.181, passando a ser titular de 66,66% do mesmo, mediante o exercício da primeira das suas opções de compra previstas no contrato. Em 28.03.2006 a ELEJA exerceu a segunda opção de compra e adquiriu a participação remanescente de 33,34%, por R$ 31.362, passando a ser titular do Projeto Jacuí.

Nos termos do contrato de venda, a ELEJA assumiu a responsabilidade pela conclusão do projeto Jacuí.

14.05 - PROJETOS DE INVESTIMENTO

Novos Projetos

A Companhia, em conjunto com sua controladora Suez Energy South America Participações Ltda, desenvolve dois projetos, quais sejam, a construção das UHEs Estreito e São Salvador, cujo início das obras dependerá da venda da energia por eles geradas. Estes empreendimentos não tiveram sua energia vendida no leilão de energia nova de 16 de dezembro, e poderão ser ofertados no próximo leilão de energia nova, previsto para o 1° semestre de 2006.

A UHE São Salvador será construída no Rio Tocantins e contará com Capacidade Instalada de 243 MW, sendo que o projeto já recebeu a Licença Prévia de Instalação do IBAMA.

A UHE Estreito contará com Capacidade Instalada de 1.087 MW, sendo construída no Rio Tocantins por meio de um consórcio de sociedades do qual a Companhia detém 40,07% de participação.

Além desses dois projetos de grande porte, a Companhia mantém negociações em torno da implantação de novas unidades de co-geração, utilizando biomassa como combustível para geração de energia elétrica, e de pequenas centrais hidrelétricas (PCHs).

A Companhia pretende destinar, em 2006, investimentos da ordem de R$ 53,7 milhões para melhorias na UHE Salto Osório, UTE Charqueadas, Complexo Termelétrico Jorge Lacerda e dos sistemas de controle e supervisão da operação.

15.01 - PROBLEMAS AMBIENTAIS

As violações à legislação ambiental podem caracterizar crime ambiental, atingindo tanto os administradores, que podem até ser presos, como a própria pessoa jurídica da Companhia. Podem, ainda, acarretar penalidades administrativas, como multas de até R$ 50 milhões (aplicáveis em dobro ou no seu triplo, em caso de reincidência) e suspensão temporária ou definitiva de atividades. Ressalte-se que tais sanções serão aplicadas independentemente da obrigação de reparar a degradação causada ao meio ambiente e a terceiros afetados.

Na esfera civil e administrativa, os danos ambientais implicam responsabilidade solidária e objetiva, direta e indireta. Isso significa que a obrigação de reparar a degradação causada poderá afetar a todos os direta ou indiretamente envolvidos, independentemente da comprovação de culpa dos agentes. Como conseqüência, a contratação de terceiros para proceder a qualquer intervenção nas operações da Companhia, como a disposição final de resíduos, não exime a responsabilidade da contratante por eventuais danos ambientais causados pela contratada.

Alterações nas leis e regulamentos ambientais podem afetar de maneira adversa os negócios de empresas do setor de energia elétrica, inclusive a Companhia.

As empresas do setor de energia elétrica, incluindo a Companhia, estão sujeitas a uma rigorosa legislação ambiental nas esferas federal, estadual e municipal no tocante, dentre outros, ao gerenciamento de resíduos perigosos, às emissões atmosféricas e às intervenções em áreas especialmente protegidas. Tais empresas necessitam de licenças e autorizações de agências governamentais para suas atividades. Na hipótese de violação ou não cumprimento de tais leis, regulamentos, licenças e autorizações, as empresas podem sofrer sanções administrativas, tais como multas, interdição de atividades, cancelamento de licenças e revogação de autorizações, ou ficarem sujeitas a sanções criminais (inclusive seus administradores). Podem, ainda, ser obrigadas a arcar com substanciais gastos com a reparação ou indenização de danos ambientais e medidas compensatórias. As agências governamentais ou outras autoridades podem também editar novas regras mais rigorosas ou buscar interpretações mais restritivas das leis e regulamentos existentes, que podem obrigar as empresas do setor de energia elétrica, incluindo a Companhia, a gastar recursos adicionais na adequação ambiental, inclusive obtenção de licenças ambientais para instalações e equipamentos que não precisavam de licença ambiental. Qualquer ação neste sentido por parte das agências governamentais poderá afetar de maneira negativa os negócios do setor de energia elétrica e ter um efeito adverso para a Companhia.

Licenciamento Ambiental

A Política Nacional do Meio Ambiente, que tem como lei maior a Constituição Federal, determina que o regular funcionamento de atividades consideradas efetiva ou potencialmente poluidoras, ou que, de qualquer forma, causem degradação do meio ambiente, está condicionado ao prévio licenciamento ambiental. Este procedimento é necessário tanto para a instalação inicial e operação do empreendimento quanto para as ampliações nele procedidas, sendo que as licenças emitidas precisam ser renovadas periodicamente. As atividades cujos impactos ambientais são considerados significativos estão sujeitas ao Estudo Prévio de Impacto Ambiental e seu respectivo Relatório de Impacto Ambiental (EIA/RIMA), assim como à implementação de medidas de compensação ambiental (recursos destinados à implantação e manutenção de unidades de conservação, no montante de, pelo menos, 0,5% do custo total previsto para a implantação do empreendimento).

15.01 - PROBLEMAS AMBIENTAIS

Para os empreendimentos de impacto ambiental regional ou realizados em áreas de interesse ou domínio da União, a competência para licenciar é atribuída ao IBAMA. Com exceção dos casos em que o licenciamento ambiental está sujeito à competência do IBAMA e dos órgãos estaduais de meio ambiente como o IAP, no Estado do Paraná, a FATMA, no Estado de Santa Catarina, a FEPAM, no Estado do Rio Grande do Sul, o IMAP, no Estado do Mato Grosso do Sul, e a Agência Goiana do Meio Ambiente, no Estado de Goiás, são competentes para a análise das atividades e emissão de licenças ambientais, bem como para a imposição de condições, restrições e medidas de controle pertinentes.

O processo de licenciamento ambiental segue, basicamente, três estágios subseqüentes: licença prévia, licença de instalação e licença de operação.

A ausência de licença ambiental, independentemente de a atividade estar ou não causando danos efetivos ao meio ambiente, consiste em crime ambiental além de sujeitar o infrator a penalidades administrativas tais como multas que, no âmbito federal, podem chegar a R$ 10 milhões (aplicáveis em dobro ou no seu triplo, em caso de reincidência), e interdição de atividades.

As demoras ou indeferimentos, por parte dos órgãos ambientais licenciadores, na emissão ou renovação dessas licenças, assim como a eventual impossibilidade da Companhia de atender às exigências estabelecidas por tais órgãos ambientais no curso do processo de licenciamento ambiental, poderão prejudicar, ou mesmo impedir, conforme o caso, a instalação e a operação dos seus empreendimentos.

Todas as Usinas estão devidamente regularizadas perante os Órgãos de Licenciamento Ambiental. Observamos ainda que, atualmente das 13 (treze) Usinas da Empresa, 7 (sete) possuem Certificação NBR ISO 9001:1996 e 14001:2004, quais sejam: Usinas Complexo Termelétrico Jorge Lacerda (3 usinas), Usina Hidrelétrica Itá, Usina Hidrelétrica Passo Fundo, Usina Hidrelétrica Salto Osório e Usina Hidrelétrica Salto Santiago. As demais 6 (seis) Usinas estão em processo de implantação do Sistema Integrado de Gestão da Qualidade e Meio Ambiente com previsão de certificação no ano de 2006.

O quadro abaixo traz informações relativas ao licenciamento ambiental do Parque Gerador da Companhia em 31 de março de 2006:

Situação do Licenciamento Ambiental* Usinas Termelétricas		
UTE Jorge Lacerda A, B e C	em operação	LAO FATMA 086/2004, de 07/05/2004 (UTLA), 088/2004, de 07/05/2004 (UTLB), e 087/2004, de 12/05/2004 (UTLC), com validade pelo período de 36 meses (até 06/05/2007, para UTLA e UTLB, e 11/05/2007, para a UTLC).
UTE Alegrete	em operação	LO 3696/2005-DL FEPAM, de 28/07/2005, com validade até 14/12/2008.
UTE Charqueadas	em operação	LO 7334/2003-DL FEPAM, de 24/11/2003, com validade até 23/08/2005. Incluída na LI 058/2004-DL FEPAM, de 19/01/2004, referente a UTE Jacuí. Renovação da LO requerida em abril/2005 (CE UTCH 004/2005, de 20/04/2005).

15.01 - PROBLEMAS AMBIENTAIS

Situação do Licenciamento Ambiental* Usinas Termelétricas		
UTE William Arjona (4 e 5)	em operação	LO IMAP n.º 265/2002, de 21/11/2002 com validade pelo período de 4 anos (até 20/11/2006). Termo de Ajustamento de Conduta (TAC) com o Ministério Público Estadual/MS, de outubro/2002.
UTE William Arjona (1, 2 e 3)	em operação	LO IMAP n.º 057/2005, de 07/12/2005 com validade pelo período de 5 anos (até 07/12/2010).
Unidade de Co-geração Lages	em operação	LAO FATMA CODAM-PS/014/2006, de 13/01/2006, com validade por 36 meses (até 13/01/2009), para UCLA. LAO FATMA CODAM-PS/026/2006, de 13/01/2006, com validade por 36 meses (até 13/01/2009), para Caldeira de Reserva (Backup). LAO FATMA CPS 091/2004, de 10/08/2004, com validade pelo período de 36 meses (até 09/08/2007), para a Captação, Adução e Tratamento de Água para Abastecimento Industrial.

Situação do Licenciamento Ambiental Usinas Hidrelétricas		
UHE Salto Osório	em operação	LO 08315 IAP, de 21/12/2001, com validade até 21/12/2003. Requerida renovação da LO (CE DP 0063/2003, de 22/10/2003). Realizada, em 27/04/2005, Consulta Pública referente ao Plano de Uso e Ocupação das Águas e Entorno do Reservatório.
UHE Passo Fundo	em operação	LO 5853/2003-DL FEPAM, de 31/10/2003, com validade até 17/08/2007.
UHE Itá	em operação	Renovação LO IBAMA nº 68/99, de 01/09/2004, com validade pelo período de 4 anos (até 31/08/2008).
UHE Salto Santiago	em operação	LO 04952 IAP, de 21/12/2001, com validade até 21/12/2003. Requerida renovação da LO (CE DP 0063/2003, de 22/10/2003). Realizada, em 28/04/2005, Consulta Pública referente ao Plano de Uso e Ocupação das Águas e Entorno do Reservatório.
UHE Machadinho	em operação	LO 160/2001 IBAMA de 28/08/2001, com validade pelo período de 4 anos (até 27/08/2005). Requerida renovação da LO (Correspondência Consórcio Machadinho G05-N-0060, de 25/04/2005). Entrega do Plano Ambiental de Conservação e Usos da Água e do Entorno do Reservatório – PCAU, em 13/01/2006 (CE DP-0001/2006).
LT 500 kV (UHE Machadinho)	em operação	LAO FATMA nº 1027/2005 de 20/12/2005, com validade pelo período de 96 meses (até 20/12/2013), para a LT 500 kV UHE Machadinho - LT 500kV Itá-Campos Novos.
UHE Cana Brava	em operação	LF GUS n.º 212/2005, de 04/02/2005, da Agência Ambiental de Goiás, com validade de 09/01/2004 a 09/01/2008.
LT 230kV (UHE Cana Brava)	em operação	LF GUS nº 239/2005, de 17/02/2005, da Agência Ambiental de Goiás, com validade de 05/02/2005 a 05/02/2009, para a LT 230kV UHE Cana Brava - UHE Serra da Mesa. Licença de Exploração Florestal nº 01195/2005, de 24/11/2005, com validade até 22/11/2006, para Corte Seletivo em 50,41 ha de Formação Vegetal Tipo Cerrado Aberto Baixo, relacionado à Linha de Transmissão 230kV UHE Cana Brava – UHE Serra da Mesa

15.01 - PROBLEMAS AMBIENTAIS

As atividades de geração de energia elétrica de origens hidráulica e térmica, pela sua natureza, são enquadradas na Legislação Ambiental como atividades potencialmente poluidoras.

Todas as usinas da Tractebel Energia estão regulares em relação ao Licenciamento Ambiental perante aos órgãos competentes de Meio Ambiente, tanto no nível Federal (IBAMA) quanto nos Estados (FEPAM/RS, FATMA/SC, IAP/PR e IMAP/MS)

A degradação ambiental e a poluição podem advir de falhas ou acidentes nos sistemas de controle das Usinas, tendo como conseqüência a aplicação de penalidades pelos órgãos de Meio Ambiente.

Outro ponto que pode gerar desrespeito ou infração à Legislação é o não atendimento das condições de validade das Licenças Ambientais, que são renovadas periodicamente.

Nos últimos 15 anos, na atividade de geração de energia elétrica, a Companhia nunca sofreu qualquer tipo de paralisação ou redução de produção por exigência dos órgãos ambientais.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

16.01 - AÇÕES JUDICIAIS COM VALOR SUPERIOR A 5% DO PATRIMÔNIO LÍQUIDO OU DO LUCRO LÍQUIDO

1 - ITEM	2 - DESCRIÇÃO	3 - % PATRIM. LÍQUIDO	4 - % LUCRO LÍQUIDO	5 - PROVISÃO	6 - VL.PROVISIONADO (Reais Mil)	7 - VL. TOTAL AÇÕES (Reais Mil)
8 - OBSERVAÇÃO						
01	TRABALHISTA	0,00	0,00		0	0
02	FISCAL/TRIBUTÁRIA	2,83	8,27	SIM	35.677	76.061
1) Mandado de segurança contra o Delegado da Receita Federal em Florianópolis, por entender que a Instrução Normativa SRF nº 468/2004 invadiu a competência do Poder Legislativo, ao dar novo conceito ao termo "preço predeterminado", previsto no art. 10 da Lei 10.833/03. A Companhia entende que a acepção do referido termo já está consagrada no Sistema Tributário Nacional e vem sendo usado desde do Decreto-lei nº 1.598/1977, o que na opinião da Companhia e de seus consultores jurídicos implica em ser a referida Instrução Normativa ilegal. 2) Ações previdenciárias relativas ao Adicional de Seguro de Acidente de Trabalho para custeio de aposentadoria especial e notificação de cobrança da contribuição previdenciária sobre parcelas indenizatórias. Os números apresentados representam valores consolidados.						
03	OUTRAS	5,49	16,02	SIM	89.995	147.378
Os litígios mais relevantes referem-se a rescisões contratuais com fornecedores, ações indenizatórias por danos materiais, danos ambientais, pedidos de reassentamento individual ou concessão de carta de crédito referentes a áreas do entorno das Usinas, especialmente da Usina Hidrelétrica de Itá - UHE ITÁ e Usina Hidrelétrica Cana Brava - UHE Cana Brava e ações referentes a doenças ocupacionais e acidente de trabalho. Os números apresentados representam valores consolidados.						

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

A Companhia possui contratos com suas controladas, conforme a seguir especificados:

Itá Energética S. A. – ITASA

Contrato de Prestação de Serviços de Operação e Manutenção da UHE ITÁ, pela Companhia, celebrado, no âmbito do Consórcio Itá, em 11.09.1998, com vigência até 16.10.2030, cujos valores são reajustáveis anualmente pelo índice IGP-M.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 61 MW médios de energia de propriedade da ITASA na UHE Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pela variação do dólar mais inflação norte americana.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 167 MW médios de energia de propriedade da ITASA na UHE Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pelo IGP-M.

Companhia Energética Meridional – CEM

Contrato firmado em 09.04.1999, aditado em 15.04.1999 e 09.11.2002, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da CEM não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Compra e Venda de Energia Elétrica, firmado em 05.01.2001, aditado em 06.03.2001 e 09.08.2002, com vigência até 2015, para aquisição da energia elétrica produzida na UHE Cana Brava. O contrato estabelece a aquisição, pela Companhia, de 273,5 MW médios. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Operação e Manutenção da UHE Cana Brava, celebrado em 05.01.2001, aditado em 09.03.2001 e 01.06.2002, com vigência até o término da concessão da usina e valores reajustáveis anualmente pelo IGP-M, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento.

Lages Bioenergética Ltda.

Contrato firmado em 02.01.2003, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da Lages não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.03.2004, com o objetivo de regular a compra, pela controlada, de até 26 MW médios mensais de energia elétrica de propriedade da Companhia, com vigência até 01.04.2004 a 31.03.2017.

Contrato de Operação e Manutenção da Unidade de Co-geração Lages, celebrado em 01.04.2004, com término em 31.03.2012, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento. O valor contratual é reajustado anualmente com base na variação da remuneração definida em Acordo Coletivo de Trabalho dos empregados da Companhia.

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

Tractebel Energia Comercializadora Ltda.

Contrato firmado em 01.11.2004, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da Tractebel Comercializadora não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Os valores reconhecidos pela Companhia, em contas patrimoniais e de resultado estão abaixo indicados:

	31.12.2005							31.12.2004
	Suez Energy South America Partic. Ltda	**CEM**	**ITASA**	**LAGES**	**Tractebel Energia Comerc. Ltda**	**CESS**	**Total**	**Total**
Ativo								
Contas a receber	664	131	6.550	902	13.129	318	**21.694**	**16.531**
Passivo								
Fornecedores	-	30.578	9.831	1	-	-	**40.410**	**42.312**
Dividendos e juros sobre o capital próprio	340.307	-	-	-	-	-	**340.307**	**432.054**
Resultado								
Receita operacional								
Suprimento de Energia	-	-	-	5.959	58.371	-	**64.330**	**12.100**
Receitas de serviços								
Administração	-	594	-	93	26	395	**1.108**	**794**
Operação e manutenção	-	1.690	9.620	1.362	-	-	**12.672**	**11.254**
Custo de Energia Elétrica e Serviços								
Compra energia	-	249.310	121.256	-	-	-	**370.566**	**414.801**
Outros	-	-	-	10	-	-	**10**	**7**
Financeiro								
Receita	-	-	14	-	-	-	**14**	**3.291**

CONTRATOS CELEBRADOS COM PARTES RELACIONADAS

ITASA

A Companhia e os demais acionistas da ITASA são intervenientes nos contratos firmados entre a ITASA e outros agentes financeiros, vinculados à construção da UHE Itá. Os acionistas da ITASA e a Companhia prestaram garantia representada pela caução da totalidade das ações de emissão da ITASA de sua propriedade, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida apresentada nas demonstrações financeiras consolidadas da Companhia, em 31.12.2005 é de R$ 273.526 (R$ 303.736 em 31.12.2004).

A ITASA para assegurar o pagamento das obrigações decorrentes dos contratos acima citados, deu em garantia, ao BNDES e aos agentes financeiros: a) penhor de direitos emergentes da concessão para a exploração da UHE Itá; e b) penhor de direitos creditórios decorrentes dos contratos de compra e venda de energia elétrica celebrados com suas investidoras.

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

CEM

A Tractebel Energia é interveniente no Contrato de Subscrição e Integralização de Debêntures não Conversíveis em Ações e no Contrato de Financiamento Mediante Abertura de Crédito, celebrados entre a controlada CEM e o BNDES, o primeiro em 19.05.1999, e aditado em 25.05.1999, e o segundo em 05.04.2000. Como interveniente, a Companhia assumiu as obrigações em relação aos contratos:

- garantir o pagamento antecipado nas seguintes hipóteses exclusivas: a) de extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão;
- ceder ao BNDES quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava, pelo Poder Concedente.

Além das obrigações acima especificadas, a Tractebel Energia deu ao BNDES, em caução, a totalidade das ações de sua propriedade, representativas do capital social da CEM, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 31.12.2005 totaliza R$ 200.926 (R$ 558.525 em 31.12.2004).

A CEM cedeu os recebíveis decorrentes da geração e da comercialização provenientes da Usina Hidrelétrica Cana Brava, em garantia de pagamento de seus empréstimos e financiamentos.

Lages Bioenergética Ltda.

A Companhia é interveniente fiadora no Contrato de Abertura de Crédito Fixo celebrado entre Lages Bioenergética e o Banco Regional de Desenvolvimento do Extremo Sul – BRDE, em 25.07.2003, tendo cedido, em caução, as quotas de participação no capital social da controlada, de sua propriedade, até a liquidação final de todas as obrigações assumidas no referido contrato. A dívida em 31.12.2005 totaliza R$ 44.597 (R$ 48.743 em 31.12.2004).

A Lages Bioenergética, para assegurar o pagamento das obrigações decorrentes do contrato acima citado, cedeu em garantia os recebíveis decorrentes da comercialização da energia elétrica proveniente da Unidade de Cogeração.

18.01 - ESTATUTO SOCIAL

CAPÍTULO I
Da Denominação, Organização, Sede, Duração e Objeto

Art. 1.º - A TRACTEBEL ENERGIA S.A. é uma sociedade anônima que se rege pelo presente Estatuto, pela Lei nº 6.404, de 15 de dezembro de 1976 ("Lei das Sociedades por Ações") e pelas demais Leis e Regulamentos que lhe forem aplicáveis.

Parágrafo único – A Companhia, seus acionistas, administradores e membros do Conselho Fiscal estão sujeitos às disposições do Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA ("Novo Mercado").

Art. 2.º - A Companhia tem sede e foro na cidade de Florianópolis, Santa Catarina, na Rua Antônio Dib Mussi, 366, Centro, podendo criar sucursais, filiais, agências e escritórios no País e no exterior.

Art. 3.º - A Companhia tem prazo de duração indeterminado.

Art. 4.º - A Companhia tem por objeto social:

I - realizar estudos, projetos, construção e operação de usinas produtoras de energia elétrica, bem como a celebração de atos de comércio decorrentes dessas atividades;

II - participar de pesquisas de interesse do setor energético, ligadas à geração e distribuição de energia elétrica, bem como de estudos de aproveitamento de reservatório para fins múltiplos;

III - contribuir para a formação de pessoal técnico necessário ao setor de energia elétrica, bem como para a preparação de operários qualificados, através de cursos especializados;

IV - participar de entidades destinadas à coordenação operacional de sistemas elétricos interligados;

V - participar de associações ou organizações de caráter técnico, científico e empresarial de âmbito regional, nacional ou internacional, de interesse para o setor de energia elétrica;

VI - colaborar para a preservação do meio ambiente no exercício de suas atividades;

VII - colaborar com os programas relacionados com a promoção e incentivo à indústria nacional de materiais e equipamentos destinados ao setor de energia elétrica, bem como para sua normalização técnica, padronização e controle de qualidade; e

VIII - participar, como sócio, quotista ou acionista, de outras sociedades no setor de energia.

CAPÍTULO II
Do Capital e das Ações

Art. 5º - O Capital Social subscrito da Companhia é de R$ 2.445.766.091,90 (dois bilhões, quatrocentos e quarenta e cinco milhões, setecentos e sessenta e seis mil, noventa e um reais e noventa centavos) dividido em 652.742.192 (seiscentas e cinqüenta e duas milhões, setecentas e quarenta e duas mil, cento e noventa e duas) ações, todas ordinárias, nominativas e sem valor nominal.

§ 1º - As ações de emissão da Companhia poderão ser mantidas em contas de depósito em nome dos respectivos titulares, sob o regime escritural, sem emissão de certificados, em instituição financeira designada pelo Conselho de Administração.

§ 2º - Sempre que houver transferência de propriedade de ações, a instituição financeira depositária poderá cobrar, do acionista alienante, o custo concernente ao serviço de tal transferência, observados os limites máximos fixados pela Comissão de Valores Mobiliários - CVM.

§ 3º - É vedado à Companhia emitir ações preferenciais ou partes beneficiárias.

Art. 6.º - A Companhia poderá emitir debêntures simples ou conversíveis em ações.

Art. 7.º - Os aumentos de capital da Companhia serão realizados mediante subscrição pública ou particular de ações, por conversão de debêntures ou incorporação de reservas, capitalizando-se os recursos através das modalidades admitidas em lei, e a integralização das ações obedecerá às normas e condições estabelecidas pelo seu Conselho de Administração.

Parágrafo único - O acionista que não fizer o pagamento de acordo com as normas e condições a que se refere o presente artigo, ficará, de pleno direito, constituído em mora, aplicando-se atualização monetária, juros de 12% (doze por cento) ao ano e multa de 10% (dez por cento) sobre o valor da prestação vencida.

18.01 - ESTATUTO SOCIAL

Art. 8º - A Companhia está autorizada a, por deliberação do Conselho de Administração, independentemente de reforma estatutária, aumentar o seu capital social até o limite de R$ 5.000.000.000,00 (cinco bilhões de reais).

§ 1.º - Além das outras condições referentes à emissão de novas ações, caberá ao Conselho de Administração determinar o preço de emissão e o prazo de integralização das ações subscritas.

§ 2º - O Conselho de Administração poderá aprovar a emissão de novas ações sem direito de preferência para os antigos acionistas se a colocação for feita mediante venda em bolsa de valores, subscrição pública ou permuta por ações em oferta pública de aquisição de controle.

Art. 9.º - A Companhia poderá emitir títulos unitários ou múltiplos de ações. Os grupamentos ou desdobramentos serão feitos a pedido do acionista correndo por sua conta as despesas com a substituição dos títulos.

Parágrafo único - Os serviços de conversão, transferência e desdobramento de ações poderão ser transitoriamente suspensos, observadas as normas e limitações estabelecidas na legislação em vigor.

CAPÍTULO III
Das Assembléias Gerais

Art. 10 - A Assembléia Geral Ordinária realizar-se-á dentro dos 4 (quatro) primeiros meses seguintes ao término do exercício social, em dia e hora previamente fixados, para:

I - tomar as contas dos administradores, examinar, discutir e votar as demonstrações financeiras;

II - deliberar sobre a destinação do Lucro Líquido do exercício e a distribuição de dividendos; e

III - eleger os membros do Conselho Fiscal e, quando for o caso, os membros do Conselho de Administração.

Art. 11 - A Assembléia Geral reunir-se-á extraordinariamente, sempre que necessário, observadas, em sua convocação, instalação e deliberações, as prescrições legais e estatutárias pertinentes.

18.01 - ESTATUTO SOCIAL

Art. 12 - A mesa que dirigirá os trabalhos da Assembléia Geral será constituída pelo Presidente do Conselho de Administração ou, na sua ausência ou impedimento, por quem a assembléia escolher, e por um secretário, escolhido dentre os presentes.

Art. 13 - O Edital de Convocação poderá condicionar a presença do acionista na Assembléia Geral ao cumprimento dos requisitos previstos em lei, devendo, para tanto, apresentar documento que comprove sua qualidade de acionista, podendo o depósito de tais documentos ser exigido com 72 (setenta e duas) horas de antecedência do dia marcado para a realização da Assembléia.

Parágrafo único - Além das matérias que são de sua competência previstas em lei e no presente Estatuto, competirá também à Assembléia Geral Extraordinária aprovar:

I - a saída do Novo Mercado;

II - a escolha da instituição ou empresa especializada responsável pela determinação do valor econômico da Companhia para fins das ofertas públicas previstas nos Capítulos XI e XII deste Estatuto, dentre as empresas apontadas pelo Conselho de Administração; e

III – planos para outorga de opção de compra de ações a administradores e empregados da Companhia e de outras sociedades que sejam controladas direta ou indiretamente pela Companhia, sem direito de preferência dos acionistas.

CAPÍTULO IV
Da Administração

Art. 14 - A Companhia será administrada por um Conselho de Administração e uma Diretoria Executiva.

Art. 15 - A Assembléia Geral fixará a remuneração dos administradores. Se a remuneração for estabelecida de forma global, o Conselho de Administração deverá deliberar sobre o seu rateio entre os seus membros e os Diretores.

CAPÍTULO V
Do Conselho de Administração

Art. 16 - O Conselho de Administração será composto de no mínimo 5 (cinco) e no máximo 9 (nove) membros efetivos e igual número de suplentes, sendo, dentre os titulares, um o Presidente do Conselho e outro o Vice-Presidente, escolhidos pelos acionistas, na forma da lei, com mandato unificado de 2 (dois) anos, permitida a reeleição.

§ 1º - Um dos membros do Conselho de Administração, e seu respectivo suplente, serão eleitos pelos empregados em votação direta organizada pela Companhia, devendo os nomes serem homologados pelos acionistas em Assembléia Geral.

§ 2º - Em ocorrendo a vacância no Conselho de Administração, o substituto será o respectivo conselheiro suplente. Em ocorrendo a vacância do conselheiro titular e de seu suplente, o substituto será nomeado pelos Conselheiros remanescentes e servirá até a próxima Assembléia Geral. No caso de ocorrer vacância na maioria dos cargos, a Assembléia Geral será convocada para proceder à nova eleição.

§ 3º - Os membros do Conselho de Administração, e seus respectivos suplentes, serão investidos nos respectivos cargos mediante assinatura de termo de posse, lavrado no livro de atas do Conselho de Administração, bem como do Termo de Anuência dos Administradores previsto no Regulamento de Listagem do Novo Mercado.

§ 4º - Nos termos do Regulamento de Listagem do Novo Mercado, no mínimo 20% (vinte por cento) dos membros do Conselho de Administração, e seus respectivos suplentes, deverão ser conselheiros independentes. A qualificação como conselheiro independente deverá ser declarada na ata da assembléia geral que os eleger.

Art. 17 - O Conselho de Administração reunir-se-á, de ordinário, trimestralmente e, extraordinariamente, sempre que o interesse da Companhia exigir, mediante convocação na forma deste Estatuto.

Art. 18 - As reuniões do Conselho de Administração serão convocadas pelo seu Presidente ou por membros que representem, no mínimo, 1/3 (um terço) dos seus membros, ficando dispensada a convocação na hipótese de comparecerem todos os membros. O Conselho de Administração deliberará por maioria de votos, cabendo ao seu Presidente, em caso de empate, o voto de qualidade.

Art. 19 - O Conselho de Administração terá as seguintes atribuições:

I - fixar a orientação geral dos negócios da Companhia;

II - eleger e destituir os Diretores e fixar-lhes as atribuições, observado o disposto neste Estatuto;

III - fiscalizar a gestão dos Diretores;

IV - estabelecer limites e alçadas para a representação da Companhia por procuradores;

V - convocar a Assembléia Geral;

VI - manifestar-se sobre o relatório da Administração e as contas da Diretoria;

VII - aprovar o valor global do orçamento anual da Companhia;

VIII - aprovar a celebração de contratos e a assunção de obrigações de valor superior a R$ 20.000.000,00 (vinte milhões de reais);

IX – propor à Assembléia Geral a emissão de debêntures cujas condições não se enquadrem no âmbito de sua competência originária;

X - deliberar sobre a emissão de debêntures simples, não conversíveis em ações e sem garantia real e sobre as condições que, na forma da lei, lhe forem delegadas pela Assembléia Geral;

XI - aprovar a concessão de garantia ou aval a terceiros;

XII - aprovar a alienação ou oneração de bens do ativo permanente da Companhia de valor superior a R$ 20.000.000,00 (vinte milhões de reais);

XIII - deliberar sobre a aquisição e a alienação de ações de emissão da Companhia, fixando-lhes preço e condições;

XIV - deliberar sobre a emissão de novas ações, o preço de emissão e as demais condições de tais emissões, observado o que dispuser este Estatuto;

XV - declarar, nos casos previstos neste Estatuto, dividendos intercalares à conta de lucro apurado em balanço semestral ou, em períodos menores, e dividendos intermediários à conta de lucros acumulados ou de reserva de lucros, bem como o crédito ou pagamento de juros sobre o capital próprio;

XVI - deliberar sobre a emissão de notas promissórias comerciais (commercial papers), bem como a emissão de bônus de subscrição;

XVII – definir lista tríplice de empresas especializadas para determinação do valor econômico da Companhia para fins das ofertas públicas previstas nos Capítulos XI e XII deste Estatuto;

XVIII - escolher e destituir os auditores independentes;

XIX - aprovar o Regulamento Interno da Companhia; e

XX - deliberar sobre os casos omissos no Estatuto.

Art. 20 - Nas suas ausências ou impedimentos, o Presidente do Conselho será substituído pelo seu suplente e, na ausência deste, pelo Vice-Presidente.

CAPÍTULO VI
Da Diretoria Executiva

Art. 21 - A Diretoria Executiva da Companhia será composta de 7 (sete) membros eleitos pelo Conselho de Administração, com mandato de 3 (três) anos, sendo permitida a reeleição.

§ 1º – As atribuições e poderes dos membros da Diretoria Executiva serão fixados pelo Conselho de Administração, o qual deverá, obrigatoriamente, designar um Diretor Presidente e um Diretor de Relações com Investidores.

§ 2º - Os membros da Diretoria Executiva serão investidos nos respectivos cargos mediante assinatura de termo de posse, lavrado no livro de atas das reuniões da Diretoria Executiva, bem como do Termo de Anuência dos Administradores previsto no Regulamento de listagem do Novo Mercado.

Art. 22 - A Diretoria reunir-se-á, de ordinário, pelo menos uma vez por mês e, extraordinariamente, sempre que o interesse da Companhia o exigir, mediante convocação na forma deste Estatuto.

Art. 23 - As reuniões da Diretoria Executiva serão convocadas pelo Diretor Presidente ou por 2 (dois) Diretores, ficando dispensada a convocação na hipótese de comparecerem todos os seus membros. A Diretoria Executiva deliberará por maioria de votos, cabendo ao Diretor Presidente, em caso de empate, o voto de qualidade.

Art. 24 - Compete à Diretoria Executiva a direção geral e a representação da Companhia, observado este Estatuto e as diretrizes e atribuições fixadas pelo Conselho de Administração.

§ 1º - No exercício de suas atribuições, cabe à Diretoria Executiva:

I - elaborar as demonstrações financeiras e o relatório da administração, quando for o caso;

II - elaborar o Regulamento Interno da Companhia e submetê-lo à aprovação do Conselho de Administração;

III - elaborar o orçamento anual da Companhia; e

IV - aprovar qualquer revisão do orçamento anual aprovado, observado o valor global aprovado pelo Conselho de Administração.

§ 2º – Ao Diretor-Presidente compete, privativamente:

I – Presidir as reuniões da Diretoria;

II – coordenar e orientar as atividades de todos os demais diretores, nas suas respectivas áreas de competência;

III – atribuir, a qualquer dos diretores, atividades e tarefas especiais, independentemente daquelas que lhes couber ordinariamente; e

IV – zelar pela execução das deliberações do Conselho de Administração e da Diretoria.

Art. 25 - No caso de impedimento temporário, licença ou férias de qualquer Diretor, a Diretoria indicará um Diretor para acumular as suas funções.

Art. 26 - No caso de vacância, a Diretoria designará um Diretor para acumular as funções do cargo vago, até a realização da primeira reunião do Conselho de Administração, quando será preenchido o cargo, pelo prazo que restava ao Diretor substituído.

Art. 27 - A Companhia ficará obrigada pela assinatura conjunta de dois Diretores, observado, no entanto, o disposto nos §§ seguintes.

§ **1.º** - Os Diretores poderão nomear procuradores para representarem a Companhia, agindo sempre em conjunto com um diretor ou outro procurador com bastante poderes ou, ainda, agindo isoladamente.

§ **2.º** - As procurações da Companhia deverão ser outorgadas por 2 (dois) Diretores e deverão especificar os poderes outorgados e o prazo de duração do mandato, ressalvadas as procurações para representação da Companhia em processos administrativos e judiciais, que poderão ter prazo indeterminado.

CAPÍTULO VII
Do Comitê Estratégico

Art. 28 - A Companhia poderá ter um comitê estratégico, que será um órgão consultivo da administração, com funções de opinar e aconselhar o Conselho de Administração e a Diretoria nos assuntos que lhe sejam submetidos. O Comitê Estratégico será composto de até 7 (sete) membros, acionistas ou não, residentes no País ou não, podendo ser administradores, eleitos pelo Conselho de Administração, que fixará a remuneração de seus membros, e seu funcionamento será regido pelo Regulamento Interno da Companhia.

CAPÍTULO VIII
Do Conselho Fiscal

Art. 29 - O Conselho Fiscal não terá funcionamento permanente, instalando-se somente a pedido dos acionistas, na forma da lei, sendo constituído de 3 (três) a 5 (cinco) membros efetivos e igual número de suplentes, com mandato de 1 (um) ano, podendo ser reeleitos. A Assembléia Geral que vier a eleger o Conselho Fiscal, caberá fixar a respectiva remuneração, observado o mínimo legal.

Parágrafo único - Os membros do Conselho Fiscal serão investidos nos respectivos cargos mediante assinatura de termo de posse, lavrado no livro de atas das reuniões do Conselho Fiscal, bem como do Termo de Anuência dos Membros do Conselho Fiscal previsto no Regulamento de Listagem do Novo Mercado.

CAPÍTULO IX
Do Exercício Social e Demonstrações Financeiras

Art. 30 - O exercício social encerrar-se-á a 31 de dezembro de cada ano e obedecerá, quanto às demonstrações financeiras, o Regulamento de Listagem do Novo Mercado e as disposições legais aplicáveis.

§ 1º - Em cada exercício será obrigatória a distribuição de um dividendo não inferior a 30% (trinta por cento) do lucro líquido, ajustado nos termos da lei, devendo a destinação do resultado integral do exercício ser submetida à deliberação da Assembléia Geral.

§ 2º - A Companhia levantará balanço semestral podendo, o Conselho de Administração, declarar dividendos intercalares com base no mesmo.

§ 3º - A Companhia poderá levantar balanço e distribuir dividendos intercalares em períodos menores, desde que o total dos dividendos pagos em cada semestre do exercício social não exceda o montante das reservas de capital de que trata o §1.º do artigo 182 da Lei nº 6.404, de 15 de dezembro de 1976.

§ 4º - O Conselho de Administração poderá declarar dividendos intermediários, à conta de lucros acumulados ou de reservas de lucros existentes no último balanço anual ou semestral. § 5º - A Companhia, mediante deliberação do Conselho de Administração, poderá creditar ou pagar aos acionistas juros remuneratórios sobre o capital próprio, observando, para tanto, a legislação aplicável. As importâncias pagas ou creditadas pela Companhia a título de juros sobre o capital próprio poderão ser imputadas, nos termos da legislação aplicável, ao valor dos dividendos obrigatórios.

Art. 31 - Prescreve em 3 (três) anos a ação para pleitear dividendos, os quais, não reclamados oportunamente, reverterão em benefício da Companhia.

CAPÍTULO X
Da Alienação de Controle

Art. 32 - A alienação do controle da Companhia para terceiros, tanto por meio de uma única operação, como por meio de operações sucessivas, somente poderá ser contratada, sob a condição, suspensiva ou resolutiva, de que o terceiro adquirente se obrigue a efetivar oferta pública de aquisição das demais ações dos outros acionistas da Companhia, de forma a lhes assegurar tratamento igualitário àquele dado ao acionista controlador alienante, e observando-se as condições e prazos previstos na legislação vigente e no Regulamento de Listagem do Novo Mercado.

Parágrafo único – A oferta pública referida no caput deste artigo será exigida, ainda, quando houver cessão onerosa de direitos de subscrição de ações e de outros títulos ou direitos relativos a valores mobiliários conversíveis em ações, que venha a resultar na alienação do controle da Companhia e, em caso de alienação de controle de sociedade que detenha o poder de controle da Companhia, sendo que, neste caso o acionista controlador alienante ficará obrigado a declarar à Bolsa de Valores de São Paulo - BOVESPA o valor atribuído à Companhia nessa alienação e anexar documentação que comprove esse valor.

Art. 33 – A oferta pública prevista no caput do artigo 32 também aplicar-se-á caso o adquirente do controle já seja acionista da Companhia, e venha, em razão de contrato particular de compra de ações celebrado com o acionista controlador, envolvendo qualquer quantidade de ações, a adquirir seu controle acionário. Nesta hipótese, o adquirente deverá ressarcir os acionistas de quem tenha comprado ações em bolsa nos 6 (seis) meses anteriores à data de alienação do controle acionário, a quem deverá pagar a

diferença entre o preço pago ao acionista controlador alienante e o valor pago em bolsa, por ações da Companhia neste período, devidamente atualizado.

Art. 34 - A Companhia não registrará qualquer transferência de ações:

I - para o(s) acionista(s) que vier(em) a deter o poder de controle, enquanto esse(s) acionista(s) não subscrever(em) o Termo de Anuência dos Controladores ao Regulamento do Novo Mercado, bem como o Termo de Anuência ao Regulamento da Câmara de Arbitragem do Mercado;

II - para o nome de acionista que se tornar titular de 5% ou mais das ações representativas do capital da Companhia enquanto esse acionista não subscrever o Termo de Anuência ao Regulamento da Câmara de Arbitragem do Mercado, dispensada a subscrição do referido termo quando a detenção das ações decorrer de participação do acionista em processo de distribuição pública ou de negociação em bolsa de valores.

Parágrafo único - Da mesma forma, nenhum Acordo de Acionistas que disponha sobre o exercício do poder de controle poderá ser registrado na sede da Companhia sem que os seus signatários tenham subscrito os Termos de Anuência referidos no inciso I.

CAPITULO XI
Do Cancelamento de Registro de Companhia Aberta

Art. 35 – Sem prejuízo das disposições legais e regulamentares, o cancelamento de registro da Companhia como companhia aberta perante a Comissão de Valores Mobiliários – CVM deverá ser precedido de oferta pública de aquisição de ações, que deverá ter como preço, no mínimo, obrigatoriamente, o valor da Companhia e de suas ações que vier a ser determinado em laudo de avaliação por empresa especializada, mediante a utilização do valor econômico das ações como critério de apuração, por meio de metodologia reconhecida ou com base em outro critério que venha a ser definido pela Comissão de Valores Mobiliários - CVM. A escolha da empresa especializada dar-se-á na forma do artigo 37 deste Estatuto.

Parágrafo único - Obedecidos os demais termos do Regulamento de Listagem do Novo Mercado, deste Estatuto e da legislação vigente, a oferta pública para cancelamento de registro poderá prever também a permuta por valores mobiliários de outras companhias abertas, a ser aceita a critério do ofertado.

Art. 36 – Quando for informada ao mercado a decisão de se proceder ao cancelamento de registro de companhia aberta, o ofertante deverá divulgar o valor máximo por ação ou lote de mil ações pelo qual formulará a oferta pública.

§ 1º - A oferta pública ficará condicionada a que o valor apurado no laudo de avaliação a que se refere o Artigo 35 não seja superior ao valor divulgado pelo ofertante nos termos do caput deste artigo.

§ 2º - Caso o valor das ações determinado no laudo de avaliação seja superior ao valor informado pelo ofertante, a decisão de se proceder ao cancelamento do registro de companhia aberta ficará revogada, exceto se o ofertante concordar expressamente em formular a oferta pública pelo valor apurado no laudo de avaliação, devendo o ofertante divulgar ao mercado a decisão que tiver adotado.

Art. 37 – O laudo de avaliação deverá ser elaborado por instituição ou empresa especializada, com experiência comprovada e independência quanto ao poder de decisão da Companhia, seus administradores e/ou acionista controlador, bem como satisfazer os demais requisitos legais.

§ 1º – A escolha da instituição ou empresa especializada é de competência privativa da assembléia geral, a partir da apresentação, pelo Conselho de Administração, de lista tríplice, devendo a respectiva deliberação, não se computando os votos em branco, ser tomada por maioria dos votos das ações em circulação presentes na assembléia que, se instalada em primeira convocação deverá contar com a presença de acionistas que representem, no mínimo, 20% (vinte por cento) do total das ações em circulação ou, se instalada em segunda convocação, poderá contar com a presença de qualquer número de acionistas representantes das ações em circulação.

§ 2º – Os custos incorridos com a elaboração do laudo serão arcados pelo ofertante.

CAPÍTULO XII
Da Saída do Novo Mercado

Art. 38 - Caso os acionistas da Companhia reunidos em Assembléia Geral Extraordinária deliberem a saída da Companhia do Novo Mercado para que os valores mobiliários por ela emitidos passem a ter registro para negociação fora do Novo Mercado, ou caso a saída da Companhia do Novo Mercado venha a ocorrer em virtude de reorganização societária, na qual a companhia resultante dessa reorganização societária não seja admitida para negociação no Novo Mercado, o acionista, ou grupo de acionistas que detiver o poder de controle da Companhia, deverá efetivar uma oferta pública de aquisição de ações pertencentes aos demais acionistas, no mínimo, pelo valor econômico das ações apurado em laudo de avaliação, e respeitadas as normas legais e regulamentares aplicáveis.

Parágrafo único – A oferta pública prevista neste artigo observará, no que for cabível, o disposto nos artigos 35, 36 e 37 acima.

CAPÍTULO XIII
Do Juízo Arbitral

Art. 39 - A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada ou decorrente, em especial, da aplicação, validade, eficácia, violação e interpretação das disposições contidas na Lei das Sociedades por Ações, no Estatuto Social da Companhia, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento de Listagem do Novo Mercado, do Regulamento de Arbitragem e do Contrato de Participação do Novo Mercado.

CAPÍTULO XIV
Das Disposições Gerais

Art. 40 - A participação nos lucros ou resultados, desvinculada da remuneração, poderá ser paga aos empregados, após manifestação da Assembléia Geral Ordinária, em consonância com a legislação pertinente.

Alterado e consolidado na 18ª AGE, de 26/04/2006 e em processo de protocolo na JUCESC.

20.00 - INFORMAÇÕES SOBRE GOVERNANÇA CORPORATIVA

GOVERNANÇA CORPORATIVA

A Tractebel Energia considera que 2005 foi o ano da governança corporativa. Isso porque o modelo de gestão escolhido avançou em ações que redundaram em um relacionamento mais transparente com os investidores e no aumento da liquidez das ações da Companhia.

Uma dessas iniciativas foi a conversão de suas ações preferenciais em ordinárias e a padronização dos direitos e obrigações a todos os acionistas. Além disso, a controladora SUEZ Energy South America Participações Ltda. vendeu parte da sua participação no capital, ampliando a base de acionistas e, conseqüentemente, favorecendo a liquidez das ações.

Com isso, criou condições para que o mercado de capitais se torne um importante parceiro para garantir o futuro crescimento da Companhia, capacitando-a a aproveitar oportunidades de mercado.

Atualmente, o Conselho da Administração da Tractebel Energia possui sete membros, com presidente e vice-presidente escolhidos pelos acionistas em Assembléia Geral Ordinária. A Diretoria Executiva da Companhia, com sete membros, é composta após análise curricular feita pelo Conselho de Administração. Os mandatos são de três anos e é permitida a reeleição.

Na Assembléia Geral Ordinária, de 26.04.2006, dentro do processo de avanços na governança corporativa, foram eleitos os novos membros do Conselho de Administração da Companhia, onde mais de 20% dos conselheiros são acionistas independentes.

Ainda a destacar, o prosseguimento da adequação da estrutura de controle interno às regras da Lei Sarbannes-Oxley, que ampliará a transparência das divulgações financeiras da Companhia.

Adesão ao Novo Mercado

Em 2005 a Companhia aderiu ao Novo Mercado da BOVESPA, segmento de listagem destinado às empresas que se comprometem, de forma voluntária, com a adoção de práticas e regras de governança corporativas adicionais às exigidas pela legislação.

As regras consolidadas no Regulamento de Listagem no Novo Mercado ampliam os direitos dos acionistas, melhoram a qualidade das informações prestadas pelas Companhias e, ao determinar a resolução dos conflitos por meio de uma Câmara de Arbitragem, oferecem aos investidores a segurança de uma alternativa mais ágil e especializada.

No último trimestre do ano, a Tractebel Energia aprovou a reforma do seu Estatuto Social, visando adequá-lo às regras e procedimentos do Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo. Aprovou ainda, uma nova política de dividendos que compreende:

- elevação do dividendo mínimo obrigatório estabelecido no Estatuto Social da Companhia de 25% (vinte e cinco por cento) para 30% (trinta por cento) do lucro líquido do exercício, ajustado nos termos da Lei 6.404/76;
- intenção de declarar e pagar dividendos e/ou juros sobre o capital próprio não inferior a 55% do lucro líquido ajustado. O valor dessas distribuições dependerá de vários fatores, tais como condição financeira da Companhia, suas perspectivas futuras, condições macroeconômicas e estratégias de crescimento;
- distribuição de dividendos em períodos semestrais.

01732-9 TRACTEBEL ENERGIA S.A. 02.474.103/0001-19

20.00 - INFORMAÇÕES SOBRE GOVERNANÇA CORPORATIVA

MERCADO DE CAPITAIS

Listada na Bolsa de Valores de São Paulo desde maio de 1998, a Tractebel Energia S.A. ingressou no Novo Mercado da BOVESPA em 16 de novembro de 2005. A Tractebel Energia passou a integrar o Índice de Ações com Governança Corporativa Diferenciada (**IGC**), o Índice de Ações com Tag Along Diferenciado (**ITAG**), que reúne as Companhias que oferecem ao acionista minoritário uma proteção maior, no caso de alienação do controle, além do Índice de Sustentabilidade Empresarial da BOVESPA (**ISE**), que reúne empresas com reconhecido comprometimento com a sustentabilidade.

As ações ordinárias da Tractebel Energia são negociadas na BOVESPA sob código TBLE3; além disso, a Companhia possui *American Depositary Receipts* (ADRs) Nível I negociados no mercado de balcão norte-americano *Over-The-Counter* (OTC) sob código TBLEY, sob a relação de 1 ADR = 5 ações ordinárias.

Performance das Ações – TBLE3

Em 2005, as ações ordinárias da Tractebel Energia (TBLE3) apresentaram ganho acumulado de 70,1%, comparado com uma valorização de 27,7% do Ibovespa – índice que reflete o desempenho de 57 papéis de maior liquidez no mercado - e de 42,9% do Índice de Energia Elétrica (IEE).
No ano, as ações registraram presença em 100% dos pregões e o volume médio diário de negociação registrado foi de R$ 2.550 mil, com acentuado crescimento a partir de novembro, quando foram completadas as ações da Companhia para formalizar a adesão ao Novo Mercado da BOVESPA, incluindo a operação de oferta secundária de ações que ampliou o *free-float* para 31,3%. No encerramento do ano, os papéis estavam cotados a R$ 15,05/ação, representando um valor de mercado da Companhia equivalente a R$ 9.824 milhões.


TBLE3 vs. IBOVESPA vs. IEE
(Base 100 – 03/01/2005)
TBLE3=R$15,05
Ibovespa=33.455
190
170
150
130
110
90
70
03/01/05
03/02/05
03/03/05
03/04/05
03/05/05
03/06/05
03/07/05
03/08/05
03/09/05
TBLE3
Ibovespa
IEE

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE

GRUPO	QUADRO	DESCRIÇÃO	PÁGINA